Exhibit 99.5
2009 ANNUAL REPORT

CONTENTS
4 CHAIRMAN’S LETTER  //  5 MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER  //  8 BOARD OF
DIRECTORS  //  10 MANAGEMENT’S DISCUSSION AND ANALYSIS  //  38 CONSOLIDATED FINANCIAL STATEMENTS
62 CORPORATE INFORMATION

THERATECHNOLOGIES
(TSX: TH)
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive speciality markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application (“NDA”) to the U.S. Food and Drug Administration (“FDA”) seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
2009 HIGHLIGHTS
CONCLUSION OF A COLLABORATION AND LICENSING AGREEMENT WITH EMD SERONO, INC. granting the U.S. commercialization rights for tesamorelin in HIV-associated lipodystrophy and receipt of a $37 million payment including a subscription for common shares in Theratechnologies.
ADOPTION OF A GROWTH STRATEGY focused on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
SUBMISSION OF A NDA TO THE U.S. FDA proposing tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.
RECEIPT OF A US $10 MILLION MILESTONE PAYMENT associated with the FDA’s acceptance to review the NDA for tesamorelin, in accordance with the terms of the Company’s Collaboration and Licensing Agreement with EMD Serono.
PREPARATION FOR A PUBLIC MEETING before the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA as part of the evaluation process for tesamorelin’s NDA.
FORWARD-LOOKING IFORMATION
This annual report contains certain statements that are considered forward-looking information within the meaning of applicable securities legislation. We caution readers not to place undue reliance on these statements as a number of factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. Additional information about forward-looking information and associated risks and uncertainties can be found on pages 25 to 37 of this Annual Report.
FINANCIAL SUMMARY

(For the years ended November 30, in thousands of Canadian dollars)	2009		2008		2007

Revenues	$19,720		$2,641		$3,134
R&D expenditures	$22,226		$35,326		$31,866
Liquidities *	$65,028		$48,121		$61,786
Burn rate **	$26,722	***	$41,592	****	$34,954	****

*	Includes cash, bonds and tax credits receivable.

**	Represented by cash flows from operating activities and excluding changes in operating assets and liabilities.

***	Adjusted burn rate (see the ”Non-GAAP Measures“ section in the Management’s Discussion and Analysis)

****	Information restated following the adoption of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets.
2009 ANNUAL REPORT      3

CHAIRMAN’S LETTER
DEAR SHAREHOLDERS,
The year 2009 has been exciting for all of us at Theratechnologies with the major accomplishment of submitting our NDA to the U.S. FDA. Theratechnologies is one of the exceptional Canadian companies to have been entirely responsible for an NDA submission. This has been a major achievement and has considerably de-risked the Company from a regulatory perspective. Every step that we take is one step closer to the finish line for tesamorelin in HIV-associated lipodystrophy in the U.S. Therefore, we continue to be optimistic with the regulatory review process and are doing everything within our control to gain market approval as soon as possible.
At last year’s annual meeting of shareholders, I mentioned that I did not believe that Theratechnologies had been recognized in the financial markets for its clinical successes despite what I believed was a sound business plan. Over the last year, this has changed significantly. The market has rewarded the Company for its solid fundamentals with Theratechnologies being considered a top Canadian biotech performer in 2009. With a number of short-term catalysts on the horizon, I can only expect this trend to continue in 2010.
One of the strategic goals that we had in 2009 was to conserve our cash position, especially in light of what had occurred in the markets the previous year. This was achieved by focusing on our existing pipeline and not investing in external assets. Our solid balance sheet, in combination with a reduced cost structure, position us for growth in the coming year. For example, we wish to use as leverage the work already done to date for the U.S. market in additional geographies, and this, without considerably increasing our expenses. This will allow for incremental revenues to contribute significantly to the growth of Theratechnologies. The result is, we believe, that Theratechnologies is on its way to becoming cash flow positive, which is a major step towards becoming a profitable biotechnology company.
In 2009, we defined our three-year business plan, which is solidly focused on tesamorelin. Successfully gaining U.S. marketing approval, signing partnerships in additional geographies, and expanding into additional clinical programs are all key to growing the Company as we will begin to earn revenues. Management of this growth is an important priority for the Board of Directors, and of course, our shareholders. Part of managing this growth is to make certain that we have sufficient resources to select and launch additional clinical programs and to execute these programs in order to maximize the value of Theratechnologies.
Our vision at the Board of Directors is to build a profitable Canadian biotechnology company and, to this end, we are well on our way. We have a solid balance sheet, a well defined business plan, and a drug in hand with great potential. Furthermore, we have a seasoned Management team that is focused on delivering. From a Board perspective, we could not ask for more. For this, I would like to thank the entire Management team for their commitment, motivation and enthusiasm.
On behalf of the Board of Directors, I would like to take the opportunity to thank, you, our shareholders, and hope that you share the same excitement and optimism that I have for Theratechnologies in the coming year.
PAUL POMMIER
CHAIRMAN OF THE BOARD
FEBRUARY 10, 2010
4     2009 ANNUAL REPORT

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
IN THE FOLLOWING INTERVIEW, YVES ROSCONI REVIEWS THE HIGHLIGHTS OF 2009 AND SPEAKS TO US ABOUT THE OPPORTUNITIES FOR GROWTH IN THE YEAR AHEAD.
Q	What is your assessment of 2009?

A	After several years of evaluating tesamorelin in the clinic, in 2009 we advanced in the regulatory review process. This transition is another positive step that brings us closer to our ultimate objective, which is to obtain approval for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. It was therefore with great enthusiasm that we accomplished the major regulatory task of finalizing the New Drug Application (“NDA”) in the early months of the year 2009, which was submitted to the U.S. Food and Drug Administration on May 29th. The application was accepted for review in August, which triggered a US$10 million milestone payment under our Collaboration and Licensing Agreement with EMD Serono.

Q	Can you tell us more about what this regulatory work entailed?

A	In fact, the regulatory work related to the submission of our NDA to the FDA started well in advance of 2009. Even before receiving the results of the confirmatory Phase 3 study, we established multidisciplinary teams dedicated to preparing our regulatory filing. The assembly of such a file totaling many thousand pages and containing all of the manufacturing, preclinical and clinical data for tesamorelin was a colossal task requiring skill, determination and attention to detail.

The fact that our filing was accepted for review by the FDA speaks highly of the quality of the work and I would like to thank all Theratechnologies employees who participated in its preparation in one way or another. However, the work doesn’t stop there! With our application in the process of being evaluated, our scientific and regulatory teams are currently following up with the FDA to advance the file and are actively preparing themselves to participate in a meeting before the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA.

Q	What is the role of this Advisory Committee?

A	The main role of the Advisory Committee is to provide the FDA with independent advice from medical experts and other interested parties on the use of tesamorelin for treating excess abdominal fat in HIV-infected patients with lipodystrophy. In cases where a first-in-class type of treatment like tesamorelin is evaluated for human use, recourse to an Advisory Committee by the FDA before taking a decision is common practice and an integral part of the review process. Personally, I look positively upon the FDA seeking outside advice and I know that our team members, who have been preparing themselves for several months, are looking forward to this public meeting with confidence. I must, however, add that even in cases where advisory committees address questions posed by the regulatory authorities, the final decision on a product approval still rests solely with the FDA.
2009 ANNUAL REPORT      5

Q	How is the relationship between Theratechnologies and EMD Serono?

A	Excellent! I think it’s fair to say that our teams have developed a wonderful collaboration founded upon the common objective of commercializing tesamorelin in the United States. To facilitate interaction with our new partner, we created an alliance management position in 2009, which coordinates all communication between Theratechnologies and EMD Serono. So far, around ten intercompany committees have been formed and are working on various projects. Overseen by the person managing this alliance, the teamwork in the committees is both efficient and productive.

Q	Virtually all of the Company’s energy in recent years has been focused on tesamorelin in the United States. Once it’s approved by the FDA, what’s next?

A	The approval of tesamorelin in the United States has been our primary objective since 2005 when we made the strategic decision to focus our efforts on HIV-associated lipodystrophy. Even though the United States is the market offering the most potential for this medical condition, other markets could be particularly interesting, notably Brazil, Europe and even here in Canada. Today, the development of additional markets constitutes the second objective of our business plan, aimed at securing Theratechnologies’ growth in the years to come. Following an approval for tesamorelin to treat HIV-associated lipodystrophy, we also intend to identify clinical programs to evaluate tesamorelin for the treatment of other diseases. Our growth strategy for the next few years is therefore firmly fixed on tesamorelin sales of the drug in different markets, the development of additional clinical programs, and sound product life-cycle management.

Q	What’s your strategy for developing HIV-associated lipodystrophy markets outside the United States?

A	Our strategy is to enter into agreements with strong partners in markets that are attractive and where the investment on our part is limited. As such, we want to concentrate on markets where we will be able to use the work already done for the NDA in the United States and on agreements where the partners are responsible for most of the required investment. In the context where we already have a solid agreement in the U.S., we now wish to conclude agreements elsewhere that maximize the potential for additional royalties.

Q	What are your plans for Canada?

A	For Canada, we have two options: find a partner, as we hope to do in other markets, or hold on to the Canadian commercial rights. We are in a position to consider the second option because we know the Canadian market well; several of our managers have in-depth experience with the launch of products in our home territory. The best approach has not yet been determined; it’s a strategic decision that we will make by evaluating the investment and returns for each approach as well as the long-term impact on Theratechnologies’ future.
6     2009 ANNUAL REPORT

Q	How will you finance these growth projects?

A	We ended the financial year with $65 million in available funds, which provides us with a lot of financial flexibility. What’s more, under our agreement with EMD Serono, we can expect further milestone payments following the approval of tesamorelin; and once it is on the market, we will be able to count on growing royalties and milestone payments tied to the achievement of certain sales levels in the United States. All of this should allow us to maintain an adequate cash position to move ahead with our current business plan.

Q	What do you envisage for Theratechnologies in 2010?

A	I am approaching 2010 full of optimism and confidence, convinced that it will be a truly exceptional year for Theratechnologies! I envisage, and this goes without saying, achieving our number one objective, the approval of tesamorelin leading to its commercialization in the United States by EMD Serono. In so doing, Theratechnologies would find itself among the rare Canadian companies that have successfully taken a molecule discovered in-house through all of the steps of the drug development process. This achievement will mark the passage of Theratechnologies from a research company to one focused on commercial growth.

Q	A few words in closing?

A	I want to recognize the exceptional work of all of the employees of Theratechnologies, which has carried tesamorelin to where it is today. I would also like to thank our shareholders for their patience and support over the past year. Theratechnologies is now on solid ground and the indices are positive!
YVES ROSCONI
PRESIDENT AND CHIEF EXECUTIVE OFFICER
FEBRUARY 10, 2010
2009 ANNUAL REPORT      7

BOARD OF DIRECTORS

PAUL POMMIER, MBA
Chairman of the Board
PAUL POMMIERspent over 25 years at National Bank Financial, his last position being Senior Executive Vice President, Corporate and Government Finance. Throughout his career, he oversaw public and private financings, mergers and acquisitions, as well as the marketing of investment offerings. Retired since 1997, Mr. Pommier was appointed Chairman of the Board of Theratechnologies in 2007.

GILLES CLOUTIER, PH.D.
Corporate Director
DR. GILLES CLOUTIER has over 30 years of experience in the pharmaceutical industry including five years with contract research organizations, providing strategic support to the biotechnology and pharmaceutical industry. Dr. Cloutier has also held key positions with large North American pharmaceutical companies where he developed expertise in clinical research. His experience includes the development and approval of several drugs in Canada, the United States and Europe.

A. JEAN DE GRANDPRÉ,
C.C., Q.C.
Corporate Director
A. JEAN DE GRANDPRÉ contributed to Bell Canada’s exceptional growth as Chairman of the Board and Chief Executive Officer, and went on to become the founding Chairman of the Board and CEO of BCE. In recognition of these achievements, he was inducted into the Canadian Business Hall of Fame. Mr. de Grandpré was appointed Chairman of the Board of Theratechnologies in 1996, a position in which he served for more than 10 years.

BERNARD RECULEAU
Corporate Director
BERNARD RECULEAU brings over 25 years of pharmaceutical industry experience to Theratechnologies. Mr. Reculeau has extensive hands-on management experience in commercial activities, cumulating close to 15 years in pharmaceutical operations, notably in France where he successfully ran the operations for Rhône-Poulenc and Rhône-Poulenc Rorer. From 2006 to 2009, he was President of CIS Bio, a French company specializing in biomedical technologies.

YVES ROSCONI,
L. PHARM., MBA President and
Chief Executive Officer
YVES ROSCONI brings over 25 years of global pharmaceutical experience to Theratechnologies. Mr. Rosconi spent 21 years with Rhône-Poulenc Rorer in Canada and Australia with increasing responsibilities, ultimately becoming President and General Manager of Canadian operations. Before joining Theratechnologies in 2004, Mr. Rosconi was Senior Vice President, responsible for Africa and the Middle East at Paris- based Aventis.
8     2009 ANNUAL REPORT

ROBERT G. GOYER, PH.D.
Professor Emeritus, Faculty of
Pharmacy, Université de Montréal
ROBERT G. GOYER has over 40 years of experience in the pharmaceutical field. Former President of Jouveinal Canada, Dr. Goyer is also a former Dean of the Faculty of Pharmacy of Université de Montréal. Recognized for his broad expertise in drug development, Dr. Goyer has served on the boards of several companies and governmental organizations, such as Health Canada’s Therapeutic Products Directorate, the Régie de l’assurance maladie du Québec and the Conseil du médicament du Québec.

GÉRALD A. LACOSTE, Q.C.
Corporate Director
GÉRALD A. LACOSTE is a lawyer with extensive experience in the fields of securities regulation, corporate finance and corporate governance. He was previously Chairman of the Quebec Securities Commission (now known as the Autorité des marchés financiers) and was also President and CEO of the Montreal Stock Exchange. Mr. Lacoste is a member of the North American Free Trade Agreement (NAFTA) arbitration panel.

JEAN-DENIS TALON
Chairman of the Board,
AXA Canada
JEAN-DENIS TALON had a successful career with AXA Insurance over a period of more than 20 years ultimately becoming President and Chief Executive Officer. He is currently Chairman of the Board of AXA Canada. Mr. Talon is also former President of the Financial Affairs Committee at the Insurance Bureau of Canada.

LUC TANGUAY, M.SC., CFA
Senior Executive Vice President
and Chief Financial Officer
LUC TANGUAY has been active in the biotechnology industry for over 15 years. As a member of Senior Management at Theratechnologies since 1996, he has contributed to the Company’s growth by facilitating access to public and private capital funding. Prior to joining Theratechnologies, Mr. Tanguay had a successful career in investment banking at National Bank Financial.
2009 ANNUAL REPORT     9

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion and analysis provides Management’s point of view on the financial position and the results of operations of Theratechnologies Inc. (“Theratechnologies” or the “Company”), on a consolidated basis for the twelve-month periods ended November 30, 2009 (“2009”) and November 30, 2008 (“2008”). This information is dated February 10, 2010, and should be read in conjunction with the Audited Consolidated Financial Statements and the accompanying notes. Unless specified otherwise, the amounts are in Canadian dollars.
The financial information contained in this Management’s Discussion and Analysis and in the Company’s Audited Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) except for certain information presented below under the heading “Non-GAAP Measures”. The Audited Consolidated Financial Statements and Management’s Discussion and Analysis have been reviewed by the Audit Committee of Theratechnologies and approved by its Board of Directors.
This Management’s Discussion and Analysis contains forward-looking information. Additional information about the forward-looking information as well as the associated risks and uncertainties can be found on pages 25 to 37 of the report.
Overview
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive speciality markets where it can retain all or some of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor.
The 2009 financial year began with the closing of the Collaboration and Licensing Agreement with EMD Serono, Inc. (“EMD Serono”), an affiliate of Merck KGaA, of Darmstadt, Germany. Under the terms of this agreement, Theratechnologies received a payment of US $30,000,000 (CAD$36,951,000), including an initial payment of US$22,000,000 (CAD$27,097,000) from EMD Serono and a subscription for common shares of Theratechnologies totaling US$8,000,000 (CAD$9,854,000) by Merck KGaA. The agreement, entered into between the two parties on October 28, 2008, stipulates that Theratechnologies could receive up to US$215,000,000, including the upfront payment and milestone payments based on attaining certain development, regulatory and sales objectives. Furthermore, Theratechnologies will be entitled to receive increasing royalties on annual net sales of tesamorelin in the United States.
Under the terms of this agreement, the principal responsibility of Theratechnologies was to submit a New Drug Application (“NDA”) to the Food and Drug Administration (“FDA”) in the United States in order to obtain approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. In the early months of the year, Theratechnologies’ scientific and regulatory teams devoted themselves to finalizing the NDA, which was submitted to the FDA on May 29, 2009. In mid-August, the FDA advised Theratechnologies that it had accepted the submission of the tesamorelin NDA. In accordance with the Collaboration and Licensing Agreement with EMD Serono, Theratechnologies received a milestone payment of US$10,000,000 (CAD$10,884,000) related to the acceptance of the NDA submission by the FDA.
As part of the regulatory review currently underway, the FDA asked Theratechnologies to appear at a public meeting before the Endocrinologic and Metabolic Drugs Advisory Committee in order to obtain the advice of independent experts on the use of tesamorelin to treat excess abdominal fat in HIV-infected patients with lipodystrophy. Initially scheduled for February 24, 2010, the meeting was postponed—due to administrative delays at the FDA—until a later date that has not yet been determined.
In parallel with the Company’s regulatory activities, Theratechnologies presented additional data from the Phase 3 clinical program at major scientific conferences, notably the 91st Annual Meeting of the Endocrine Society (“ENDO”) in Washington, D.C. and the 11th International Workshop on Adverse Drug Reactions and Co-morbidities in HIV, in Philadelphia. By way of background, the 52-week results from the confirmatory Phase 3 clinical trial were announced in December 2008. As part of its effort to build awareness of the disease, Theratechnologies also sponsored a symposium entitled “Lipohypertrophy: Beyond Body Image” at the 12th European AIDS Conference (“EACS”) in Cologne, Germany. Finally, the Company began preclinical work in 2009 on a molecule being developed for the treatment of acute kidney failure.
10     ANNUAL REPORT 2009

With respect to the overall strategy of the Company, Management undertook a review of its business plan in early 2009. The resulting growth strategy, which was presented at the Annual and Special Meeting of Shareholders held on March 26, 2009, centers on the development of tesamorelin, the Company’s lead molecule, and is built around three main objectives. The first is to obtain approval for tesamorelin in HIV-associated lipodystrophy in the United States. Once tesamorelin is approved, the Company expects to receive increasing royalties and additional milestone payments from sales of tesamorelin by EMD Serono in the United States. The second objective is to develop additional markets and conclude partnership agreements outside the United States. Finally, the Company’s third objective is to select and launch clinical programs evaluating tesamorelin for the treatment of other medical conditions. Together with sound product life-cycle management, this strategy emphasizing the development of tesamorelin is expected to support the growth of Theratechnologies for the next few years.
ECONOMIC ENVIRONMENT
For the past two years, the capital markets were characterized by significant stock market volatility and a notable decline in access to capital across all sectors, particularly biotechnology. In parallel, an economic slowdown occurred in almost all sectors.
The general decline of capital markets has had a negative effect on the cost of capital for companies. However, the Company does not envisage raising capital in 2010 because its liquidity level is sufficient to meet the operating needs of its current business plan.
Theratechnologies’ investment policy is conservative. The Company invests its funds in highly liquid, low-risk instruments as described under the heading “Liquidity and Capital Resources”.
The Company relies on third parties for the manufacture and supply of tesamorelin and it is not aware of any information suggesting that its principal suppliers will not be able to meet their financial obligations.
Furthermore, Theratechnologies is relying on its American commercial partner, EMD Serono, to commercialize tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company is not aware of any information suggesting that its partner will not be able to meet its financial obligations.
EXPECTATIONS FOR THE PRESENT FINANCIAL YEAR
The Company’s primary objective for the current financial year is the acceptance for marketing approval in the United States of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Marketing approval could result in the achievement of regulatory milestones under the Collaboration and Licensing Agreement with EMD Serono. Once approved, the Company expects to receive royalties from the sale of tesamorelin in the United States. Furthermore, the Company will continue to collaborate with EMD Serono for the preparation of the commercialization of tesamorelin.
The Company’s second objective is to expand into new territories where tesamorelin could be used for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. To this end, during the present financial year, the Company will be seeking third parties having a regulatory expertise in obtaining marketing approval of new drugs and a commercial expertise in launching new pharmaceutical products with the intent of entering into strategic alliances with them. Under such strategic alliance agreements, these third parties would be responsible for obtaining marketing approval of tesamorelin in one or more territories and commercializing tesamorelin in such territories.
Concurrently with the seeking of third parties with which to enter into strategic alliance agreements, the Company will continue to pursue regulatory activities outside of the United States to advance its application regarding the use of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. However, given the Company’s primary objective, the pace at which these activities will progress will depend on the FDA’s decision regarding the Company’s NDA as well as on the timing of such decision.
ANNUAL REPORT 2009     11

The Company’s third objective is to select and begin additional clinical programs once marketing approval for tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy is obtained.
Finally, all of the foregoing activities will be carried out in a cost-efficient manner to conserve the Company’s cash position and to manage its burn rate. The Company has sufficient liquidities to self-finance its activities for the current financial year.
Selected annual information
CONSOLIDATED STATEMENT OF EARNINGS
Years ended November 30

(in thousands of dollars, except per share amounts)	2009	2008*	2007*

Revenues	$19,720	$2,641	$3,134
Research and development before tax credits	$22,226	$35,326	$31,866
Operating loss before realized loss on impairment of available-for-sale financial assets	$(15,058)	$(48,033)	$(37,611)
Net loss	$(15,058)	$(48,611)	$(37,668)

Basic and diluted loss per share	$(0.25)	$(0.85)	$(0.72)

CONSOLIDATED BALANCE SHEET
At November 30

(in thousands of dollars)	2009	2008*	2007*

Liquidities (cash and bonds)	$63,362	$46,337	$60,368
Tax credits receivable	$1,666	$1,784	$1,418
Total assets	$69,487	$53,545	$73,649
Capital stock	$279,169	$269,219	$238,842
Shareholders’ equity	$43,048	$46,347	$65,036

*	Information restated following the adoption of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets.
Operating results
NON-GAAP MEASURES
The Company uses measures that do not conform to GAAP to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, these measures should not be considered in isolation. The Company uses non-GAAP measures such as adjusted net loss and the adjusted burn rate from operating activities before changes in operating assets and liabilities, to measure its performance from one period to the next without including changes caused by certain items that could potentially distort the analysis of trends in its operating performance, and because such measures provide meaningful information on the Company’s financial condition and operating results.
12     ANNUAL REPORT 2009

DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES
In order to measure performance from one period to another, without accounting for changes related to revenues and fees associated with the Collaboration and Licensing Agreement with EMD Serono, Management uses adjusted net loss and adjusted burn rate before changes in operating assets and liabilities. These items are excluded because they affect the comparability of the financial results and could potentially distort the analysis of trends in the Company’s operating performance. The exclusion of these items does not necessarily indicate that they are non-recurring.
Adjusted net loss

(in thousands of dollars)	Fourth quarter		Year
	2009	2008*	2009	2008*

Net loss, per the financial statements	$(4,698)	$(15,145)	$(15,058)	$(48,611)
Adjustments:
Revenues associated with a Collaboration and Licensing Agreement (note 7 to the consolidated financial statements)	(1,711)	—	(17,444)	—
Fees associated with a Collaboration and Licensing Agreement	—	—	4,269	—

Adjusted net loss	$(6,409)	$(15,145)	$(28,233)	$(48,611)

Adjusted burn rate from operating activities before changes in operating assets and liabilities

(in thousands of dollars)	Fourth quarter		Year
	2009	2008*	2009	2008*

Burn rate before changes in operating assets and liabilities, per the financial statements	$(4,333)	$(9,559)	$(13,547)	$(41,592)
Adjustments:
Revenues associated with a Collaboration and Licensing Agreement (note 7 to the consolidated financial statements)	(1,711)	—	(17,444)	—
Fees associated with a Collaboration and Licensing Agreement	—	—	4,269	—

Adjusted burn rate before changes in operating assets and liabilities	$(6,044)	$(9,559)	$(26,722)	$(41,592)

*	Information restated following the adoption of the CICA Handbook Section 3064, Goodwill and Intangible Assets.
REVENUES
Theratechnologies’ consolidated revenues for the year ended November 30, 2009, were $19,720,000, compared to $2,641,000 for the same period in 2008. The increased revenues in 2009 are related to the initial payment received on December 15, 2008, upon the closing of the Collaboration and Licensing Agreement with EMD Serono, as well as the receipt of a milestone payment of US$10,000,000 (CAD$10,884,000) during the third quarter of 2009.
The payment of US$30,000,000 (CAD$36,951,000) received upon the closing of the agreement included an initial payment of US$22,000,000 (CAD$27,097,000) and a subscription for common shares by Merck KGaA at a price of US$3.67 (CAD$4.52) per share, resulting in gross proceeds of US$8,000,000 (CAD$9,854,000). The payment of $27,097,000 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that may be received by the Company. For the year ended November 30, 2009, an amount of $6,560,000 related to this transaction was recognized as revenue. At November 30, 2009, the deferred revenues related to this transaction recorded on the balance sheet amounted to $20,537,000.
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The milestone payment of $10,884,000, received during the third quarter, is associated with the acceptance by the U.S. FDA to review the NDA for tesamorelin that was submitted by the Company on May 29, 2009. Under the terms of the Collaboration and Licensing Agreement with EMD Serono, a milestone payment of US $10,000,000 was associated with the FDA’s acceptance to review the NDA for tesamorelin. All milestone payments, including the aforementioned payment, are recorded as they are earned, upon the achievement of predetermined milestones specified in the agreement.
For the year ended November 30, 2009, interest revenues were $2,252,000, compared to $2,427,000 for the same period in 2008. The decrease in interest revenues over the fiscal year is associated with lower interest rates, which translated to a lower return on investment.
R&D ACTIVITIES
For the year ended November 30, 2009, consolidated research and development (“R&D”) expenses, before tax credits, amounted to $22,226,000, compared to $35,326,000 for the same period in 2008, representing a decrease of 37.1%. The decrease in R&D expenses is due to the conclusion of the Phase 3 clinical trials evaluating tesamorelin in HIV-associated lipodystrophy, in the first half of 2009. The R&D expenses incurred in 2009 are mainly related to follow up on the regulatory filing, notably managing responses to the FDA’s questions, a normal part of the review process, and the preparation for the FDA Advisory Committee meeting as well as preparation for larger-scale production of tesamorelin. The R&D expenses for 2009 include a non-recurring charge of $1,377,000 associated with research materials produced to obtain stability data and to validate the commercial production process, as required by the FDA.
The majority of R&D expenses in 2009 were applied to tesamorelin in HIV-associated lipodystrophy. Based on the current business plan, R&D expenditures should decrease over the year 2010 and should be approximately 30% lower than in 2009. During the first months of the 2010 financial year, a large part of the R&D expenses should continue to be related to follow up on the regulatory filing, as mentioned earlier. Several other projects are included in the R&D budget for 2010, notably activities related to product life-cycle management for tesamorelin, regulatory activities related to the development of additional markets outside the United States, as well as the preliminary work related to the selection of new clinical programs. The R&D budget for 2010 also provides for the development of an acute renal insufficiency program. The molecule developed by the Company for the treatment of acute renal insufficiency was identified as a potential program to be developed internally. The Company intends to complete the ongoing preclinical work before it selects and begins a clinical program for this molecule.
TAX CREDITS
Tax credits amounted to $1,795,000 for the year ended November 30, 2009, compared to $2,111,000 in 2008. Tax credits represent refundable tax credits obtained from the Québec government. Lower R&D expenditures in 2009 contributed to the decrease in tax credits.
GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended November 30, 2009, general and administrative expenses were $7,149,000, compared to $6,185,000 for the same period in 2008. The increased expenses for the year ended November 30, 2009, are principally due to a higher exchange loss as well as costs associated with revising the Company’s business plan in the first quarter. The exchange losses are due to the conversion of monetary assets and liabilities denominated in foreign currencies into Canadian dollar equivalents using rates of exchange in effect on the balance sheet date. These expenses should decrease slightly in 2010.
14     ANNUAL REPORT 2009

SELLING AND MARKET DEVELOPMENT EXPENSES
For the year ended November 30, 2009, selling and market development expenses were $2,583,000, compared to $3,811,000 for the same period in 2008. The decrease in selling and market development costs is due to the signing of the agreement with EMD Serono for the U.S. commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Following the signing of this agreement, the sales and market development expenses are principally composed of business development expenses outside the United States and the costs of managing the agreement with EMD Serono. These expenses should be maintained at the same level in 2010.
PATENTS, AMORTIZATION AND IMPAIRMENT OF OTHER ASSETS
For the year ended November 30, 2009, patents, amortization and impairment of other assets amounted to $346,000, compared to $5,239,000, in 2008. In 2008, the Company conducted an impairment test on the intellectual property of the ExoPep platform following a review of the development strategy for new products by Management. As a consequence, the Company wrote off the carrying amount of this intellectual property in 2008. The write-off of $4,571,000 is included in “Patents, amortization and impairment of other assets” in the consolidated statement of earnings.
FEES RELATED TO THE STRATEGIC REVIEW PROCESS AND THE COLLABORATION AND LICENSING AGREEMENT WITH EMD SERONO
In 2009, an amount of $4,269,000 was recognized as a cost associated with the conclusion of the agreement with EMD Serono described earlier. In 2008, the costs related to the strategic review amounted to $2,224,000. These costs are essentially composed of fees paid to the various experts retained to help Management and the Board of Directors.
REALIZED LOSS ON IMPAIRMENT OF AVAILABLE-FOR-SALE FINANCIAL ASSETS
In 2008, the Company incurred an impairment of $578,000 related to stock options held in a publicly-traded company.
NET RESULTS
Reflecting the changes in revenues and expenses described above, the Company incurred a net loss, in 2009, of $15,058,000 ($0.25 per share), compared to a net loss of $48,611,000 ($0.85 per share) for the same period in 2008. For the year ended November 30, 2009, the net loss included revenue of $17,444,000 and a non-recurring charge of $4,269,000 related to the agreement with EMD Serono. Excluding these two items, the adjusted net loss (see “Non-GAAP Measures“) amounted to $28,233,000, a decrease of 41.9% compared to the same period in 2008. The net loss in 2008 included the previously described impairment losses totalling $5,149,000.
QUARTERLY FINANCIAL INFORMATION
The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters. This information has been restated following the adoption of the CICA Handbook Section 3064, Goodwill and Intangible Assets.

(in thousands of dollars, except per share amounts)				2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,246	$13,148	$2,317	$2,009	$616	$710	$716	$599
Net loss (net earnings)	$(4,698)	$5,824	$(5,430)	$(10,754)	$(15,145)	$(11,220)	$(11,382)	$(10,864)
Basic and diluted loss (earnings) per share	$(0.08)	$0.10	$(0.09)	$(0.18)	$(0.26)	$(0.19)	$(0.20)	$(0.20)

As described above, the increased revenues in 2009 are related to the amortization of the initial payment received at the closing of the agreement with EMD Serono, as well as the milestone payment of $10,884,000 recorded in August 2009. The increase in the fourth quarter net loss in 2008 is due to an impairment in the value of intellectual property.
ANNUAL REPORT 2009       15

Fourth quarter
Consolidated revenues for the three-month period ended November 30, 2009, amounted to $2,246,000, compared to $616,000 for the same period in 2008. Interest revenue in the fourth quarter of 2009 amounted to $528,000, compared to $518,000 for the same period in 2008. The increased revenues for the three- month period ended November 30, 2009, are related to the payment received on December 15, 2008, upon the closing of the Collaboration and Licensing Agreement with EMD Serono. This payment of US$30,000,000 (CAD$36,951,000) included an initial payment of US$22,000,000 (CAD$27,097,000) and a subscription for common shares by Merck KGaA at a price of US$3.67 (CAD$4.52) per share, resulting in gross proceeds of US$8,000,000 (CAD$9,854,000). The initial payment of $27,097,000 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that may be received by the Company. For the fourth quarter of 2009, an amount of $1,711,000 related to this transaction was recognized as revenue.
Consolidated R&D expenses, before tax credits, totalled $4,534,000 for the fourth quarter of 2009, compared to $6,313,000 for the same period in 2008, representing a decrease of 28.2%. This decrease in R&D expenses is due to the conclusion of the Phase 3 clinical program evaluating tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The R&D expenses incurred in the fourth quarter of 2009 are mainly related to follow up on the regulatory filing, notably managing responses to the FDA’s questions, a normal part of the review process, and the preparation for the FDA Advisory Committee meeting as well as preparation for larger-scale production of tesamorelin.
General and administrative expenses were $1,634,000 in the fourth quarter of 2009, compared to $1,874,000 for the same period in 2008. The lower expenses for the three-month period ended November 2009 are associated with a reduction in foreign exchange loss.
Selling and market development costs amounted to $1,067,000 for the fourth quarter of 2009, compared to $1,124,000 for the same period in 2008. The decrease in selling and market development costs is due to the signing of the agreement with EMD Serono for the U.S. commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Since the signing of this agreement, the sales and market development expenses are principally composed of business development expenses outside the United States and the costs of managing the agreement with EMD Serono.
Patents, amortization and impairment of other assets amounted to $120,000 for the three months ended November 30, 2009, compared to $4,727,000 for the corresponding period in 2008. In the fourth quarter of 2008, the Company conducted an impairment test on the intellectual property of the ExoPep discovery platform following a review of the development strategy for new products by Management. As a consequence, the Company wrote off the carrying amount of this intellectual property in 2008. The impairment of other assets of $4,571,000 is included in “Patents, amortization and impairment of other assets” in the consolidated statement of earnings.
In 2008, the Company incurred an impairment of $578,000 related to stock options held in a publicly-traded company.
Consequently, the Company recorded a net loss for the three-month period ended November 30, 2009, of $4,698,000 ($0.08 per share), compared to a net loss of $15,145,000 ($0.26 per share) for the same period in 2008. The fourth quarter net loss includes revenues of $1,711,000 related to the agreement with EMD Serono. Excluding this item, the adjusted net loss (see “Non-GAAP Measures“) amounted to $6,409,000, a decrease of 57.7% compared to the same period in 2008.
In the three months ended November 30, 2009, the burn rate from operating activities, excluding changes in operating assets and liabilities, was $4,333,000, compared to $9,559,000 for the same period in 2008. Excluding the revenue of $1,711,000 related to the agreement with EMD Serono, the adjusted burn rate from operating activities, excluding changes in operating assets and liabilities (see “Non-GAAP Measures“), was $6,044,000, a decrease of 36.8%, compared to the corresponding period in 2008.
16       ANNUAL REPORT 2009

Liquidity and capital resources
The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, and patents. The Company makes every attempt to manage its liquidity to minimize shareholder dilution.
To fund its activities, the Company has followed an approach that relies almost exclusively on the issuance of common equity and proceeds and royalties from technologies following the closing of the agreement with EMD Serono. Since inception, the Company has financed its liquidity needs primarily through public offerings of common shares and private placements. When possible, the Company tries to optimize its liquidity position through non-dilutive sources, including investment tax credits, grants, interest income as well as proceeds and royalties from technologies.
For the year ended November 30, 2009, the burn rate, represented by cash flows from operating activities and excluding changes in operating assets and liabilities, was $13,547,000 compared to $41,592,000 in 2008. The decrease in the 2009 burn rate is principally related to the payments received under the agreement with EMD Serono as well as the decline in R&D expenditures and in selling and market development costs. Excluding the revenue of $17,444,000 and the non-recurring charge of $4,269,000 related to the agreement with EMD Serono, the adjusted burn rate from operating activities, excluding changes in operating assets and liabilities (see “Non-GAAP Measures“), was $26,722,000, a decrease of 35.8%, compared to the corresponding period in 2008.
Based on the current business plan, the adjusted burn rate is expected to amount approximately to $24,000,000 in 2010. Taking into consideration the liquidity level and the reduced burn rate, the Company believes that its liquidity position is sufficient to finance its operating activities and its capital needs over the fiscal year.
Theratechnologies maintained a good liquidity position in 2009. At November 30, 2009, cash and bonds amounted to $63,362,000 and tax credits receivable amounted to $1,666,000, for a total of $65,028,000.
It is the policy of the Company to minimize its level of debt. The Company has a line of credit of $1,800,000 for its short-term financing needs. As at November 30, 2009, this line of credit was not being used. However, $323,000 of this amount was allocated to secure an irrevocable letter of credit related to lease commitments on its premises. This letter of credit will be cancelled on April 30, 2010, under the terms of the lease renewal, described in “Contractual obligations”.
The Company invests its available cash in highly liquid fixed income instruments from governmental, municipal and paragovernmental bodies ($60,384,000 at November 30, 2009) as well as from companies with high credit ratings ($1,459,000 at November 30, 2009).
Under the terms of the agreement with EMD Serono, the Company issued 2,179,837 common shares for a cash consideration of US$8,000,000 (CAD$9,854,000) during the first quarter. The Company also received share subscriptions amounting to $96,000 for the issuance of 34,466 common shares in connection with its share purchase plan.
During the first quarter of 2008, the Company completed a public offering for the sale and issuance of 3,500,000 common shares for cash proceeds of $29,750,000. Issue costs totalled $1,938,000, resulting in net proceeds of $27,812,000. In the year ended November 30, 2008, the Company issued 119,666 common shares following the exercise of stock options, for cash proceeds of $397,000. The Company also received share subscriptions amounting to $149,000 for the issuance of 64,291 common shares to employees in connection with its share purchase plan.
ANNUAL REPORT 2009       17

Contractual obligations
The Company rents premises under an operating lease expiring in April 2010. The lease was renewed by the Company and the lessor during the 2009 financial year for a period of 11 years ending April 30, 2021. Under the terms of the lease, the Company has also been granted two renewal options for periods of five years each. The minimum payments required under the terms of the lease are as follows:
PAYMENTS REQUIRED BY DUE DATE

		Less than	1 to 5	Over
(in thousands of dollars)	Total	1 year	years	5 years

Operating lease	$6,576	$340	$2,020	$4,216

The Company has committed to pay the lessor for its share of some operating expenses of the leased premises. This amount has been set at $240,000 for the year beginning May 1, 2010, and will be increased by 2.5% annually for the duration of the lease.
The lessor will provide the Company an amount of $728,000 to allow it to undertake leasehold improvements.
The Company has issued an irrevocable letter of credit in favour of the lessor in the amount of $323,000 which will be cancelled on April 30, 2010, under the terms of the lease renewal, along with a first rank movable mortgage in the amount of $1,150,000 covering all of the Company’s tangible assets located in the rented premises. This mortgage, however, can be subordinated to those of lending institutions.
Furthermore, during and after the year ended November 30, 2009, the Company entered into long-term procurement agreements with third-party suppliers in anticipation of the commercialization of tesamorelin. Some of these agreements stipulate an obligation to purchase minimum quantities of product, subject to certain conditions.
Off-balance sheet arrangements
The Company was not involved in any off-balance sheet arrangements as at November 30, 2009, with the exception of the lease renewal as described above and an irrevocable letter of credit issued in the amount of $323,000 related to lease commitments.
Subsequent events
A)	SHAREHOLDER RIGHTS PLAN

On February 10, 2010, the Company’s Board of Directors adopted a shareholder rights plan (the “Plan”), effective as of such date. The Plan is designed to provide adequate time for the Board of Directors, and the shareholders, to assess an unsolicited takeover bid for Theratechnologies. In addition, the Plan provides the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares (the “Common Shares”). The Plan, if approved by the shareholders, will expire at the close of the Company’s annual meeting of shareholders in 2013.

The rights issued under the Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding Common Shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50% discount to the market price at the time.
18       ANNUAL REPORT 2009

Under the Plan, a Permitted Bid is a bid made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

B)	GRANTING OF STOCK OPTIONS

On December 8, 2009, the Company granted 265,000 options at an exercise price of $3.84 per share and cancelled 19,167 options at a weighted exercise price of $2.38 per share in connection with its stock option plan.
Financial risk management
This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.
CREDIT RISK
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in losses.
Financial instruments other than cash that potentially subject the Company to significant credit risk consist principally of bonds. The Company invests its available cash in fixed income instruments from governmental, paragovernmental and municipal bonds ($60,384,000 as at November 30, 2009) as well as from companies with high credit ratings ($1,459,000 as at November 30, 2009). As at November 30, 2009, the Company was not exposed to any credit risk over the carrying amount of the bonds.
LIQUIDITY RISK
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, as outlined in the section “Liquidity and Capital Ressources”. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.
The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates. Bonds mature on November 30 during the following fiscal years: $10,036,000 in 2010, $15,446,000 in 2011, $19,716,000 in 2012, $13,791,000 in 2013 and $2,854,000 in 2014. The required payments on the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease, as at November 30, 2009, are presented in note 13B) of the Consolidated Financial Statements.
FOREIGN CURRENCY RISK
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily revenues from royalties, technologies and other expenses for research and development incurred in US dollars, euros and pounds sterling (“GBP”). The Company does not use derivative financial instruments to reduce its foreign exchange exposure.
The Company manages foreign exchange risk by maintaining U.S. cash on hand to support U.S. forecasted cash outflows for a maximum 12-month period. The Company does not currently view its exposure to the euro and GBP as a significant foreign exchange risk, due to the limited volume of transactions conducted by the Company in these currencies.
ANNUAL REPORT 2009       19

Exchange rate fluctuations for foreign currency transactions can cause cash flow as well as amounts recorded in the consolidated statement of earnings to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the conversion of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each balance sheet date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of earnings. Given the Company’s policy on the management of foreign currencies, a sudden change in foreign exchange rates would not impair or enhance its ability to pay its U.S. dollar denominated obligations.
The following table provides significant items exposed to foreign exchange as at November 30, 2009:

(in thousands of Canadian dollars)	November 30, 2009
	$US	EUR	GBP

Cash	1,471	—	—
Accounts receivable	—	4	—
Accounts payable and accrued liabilities	(1,095)	—	(25)

Balance sheet elements exposed to foreign currency risk	376	4	(25)

The following exchange rates applied during the year ended November 30, 2009:

	Average	Reporting
	rate	date

$US — $CAN	1.0594	1.0556
EUR — $CAN	1.5808	1.5852
GBP — $CAN	1.7597	1.7366
Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates in the preceding table to reflect a 5% strengthening of the Canadian dollar would have increased the net loss as follows, assuming that all other variables remained constant:

(in thousands of Canadian dollars)	$US	EURO	GBP

Increase net loss	19	—	(1)

An assumed 5% weakening of the Canadian dollar would have had an equal but opposite effect on the foreign currency amounts shown above, on the basis that all other variables remain constant.
INTEREST RATE RISK
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Short-term bonds of the Company are invested at fixed interest rates and mature in the short-term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are available for sale, are generally held to maturity. The unrealized gains or losses on bonds are recorded in the accumulated other comprehensive income (loss).
Based on the value of the Company’s short and long-term bonds at November 30, 2009, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive loss by $620,000; an assumed increase in interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.
20       ANNUAL REPORT 2009

Cash bears interest at a variable rate. Accounts receivable, accounts payable and accrued liabilities bear no interest.
Based on the value of variable interest-bearing cash during year ended November 30, 2009 ($5,800,000), an assumed 0.5% increase in interest rates during such period would have increased the future cash flow and decreased the net loss by $29,000; an assumed decrease of 0.5% would have had an equal but opposite effect.
Financial instruments
The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash, accounts receivable, as well as accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.
Bonds and investments in public companies are stated at estimated fair value, determined by prices quoted on active markets (level 2 inputs — see “New accounting policies — Financial instruments — Disclosures”).
Critical accounting estimates
The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions, which affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The amounts presented and the information provided in the notes reflect the range of economic conditions that are most susceptible to occur and the measures Management intends to take. Actual results could differ from these estimates. Discussed below are those policies that are judged to be critical and require the use of judgment in their application.
INVENTORY VALUATION
Our inventory is carried at the lower of First-In-First-Out cost or net realizable value. We regularly review inventory quantities on hand and record a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.
PROPERTY AND EQUIPMENT AND OTHER ASSETS
Property and equipment and other assets are stated at cost. Amortization is provided using methods and annual rates which are expected to reflect their economic and useful life. On a regular basis, the Company reviews the estimated useful lives of its property and equipment. Assessing the reasonableness of the estimated useful lives of property and equipment requires judgement and is based on currently available information.
IMPAIRMENT OF LONG-TERM ASSETS
The Company reviews its property and equipment and other assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be used is measured by the comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated from the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performance. The fair value against which the asset is measured may be established based on comparable information or transactions, discounted cash flows or other methods of assessment depending on the nature of the asset. In estimating future cash flows, the Company uses its best estimates based on internal plans, which take Management judgment into consideration. Changes in circumstances, such as technological advances and changes in business strategy can result in useful lives and future cash flows differing significantly from estimates. Revisions to the estimated useful lives of property and equipment or future cash flows constitute a change in accounting estimate and are applied prospectively.
ANNUAL REPORT 2009       21

INCOME TAXES
Income taxes are accounted for using the asset and liability method. Future income tax assets and liabilities are recognized in the balance sheet to account for the future tax consequences attributable to temporary differences between the respective accounting and taxable value of balance sheet assets and liabilities. Future income tax assets and income tax liabilities are measured using the income tax rates that are most likely to apply when the asset is realized or the liability is settled. The effect of changes in income tax rates is recognized in the year during which these rates change. As appropriate, a valuation allowance is recognized to decrease the value of tax assets to an amount that is more likely than not to be realized. In estimating the realization of future income tax assets, Management considers whether a portion or all future tax assets is more likely than not to be realized. Realization is subject to future taxable income. As at November 30, 2009, the Company determined that a tax valuation allowance for the full amount of future tax assets was necessary. In the event the Company determines that it can realize its tax assets, it will readjust them for the amount and adjust the income in the period for which such determination is made.
RESEARCH AND DEVELOPMENT
Research and development expenditures consist of direct and indirect expenses. They are expensed as they are incurred. The Company accounts for clinical trial expenses on the basis of work completed which relies on estimates of total costs incurred based on completion of studies, on the number of patients and other factors. The expenses that are recorded with respect to clinical trials are reviewed as the trial advances up until its final phase.
STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS
The Company accounts for employee stock options using the fair value based method estimated using the Black-Scholes model, which requires the use of certain assumptions, including future stock price volatility and the time interval until the options are exercised. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.
GOVERNMENT ASSISTANCE
Government assistance consists of research tax credits and grants and is applied against related expenses and the cost of the asset acquired. Tax credits are available based on eligible research and development expenses consisting of direct and indirect expenditures and including a reasonable allocation of overhead expenses. Grants are subject to compliance with terms and conditions of the related agreements. Government assistance is recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program or, with regard to tax credits, when there is reasonable assurance that they will be realized.
New accounting policies
ADOPTION OF NEW ACCOUNTING STANDARDS
Goodwill and intangible assets
Effective with the commencement of its 2009 fiscal year, the Company adopted the CICA Handbook Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether these assets are separately acquired or internally developed. The impact of adopting this standard has been to increase the opening deficit and to reduce other assets at December 1, 2007 and 2008 by $941,000 and $599,000, respectively, which is the amount of patent costs related to periods prior to these dates. Furthermore, following the adoption of this standard, patents and amortization of other assets presented in the consolidated statements of earnings were reduced by $342,000 for the year ended November 30, 2008.
22       ANNUAL REPORT 2009

Inventories
Effective with the commencement of its 2009 fiscal year, the Company adopted CICA Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. As the Company had no inventories on November 30, 2008, the adoption of this section had no impact on the Company’s consolidated financial statements.
Credit risk and fair value of financial assets and financial liabilities
On January 20, 2009, the Emerging Issues Committee (“EIC”) of the Accounting Standards Board (“AcSB”) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Company.
Financial instruments — Disclosures
In June 2009, the AcSB issued amendments to CICA Handbook Section 3862, Financial Instruments — Disclosures, in order to align with IFRS 7, Financial Instruments: Disclosures. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The amendments establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The amendments apply to annual financial statements relating to fiscal years ended after September 30, 2009 and are applicable to the Company as at November 30, 2009. The amended section relates to disclosure only and did not impact the financial results of the Company.
FUTURE ACCOUNTING CHANGES
Business combinations, consolidated financial statements and non-controlling interests
The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. The Company is in the process of evaluating the requirements of the new standards.
Section 1582 establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 — Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and early application is permitted.
Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements. It is equivalent to the corresponding provisions of IFRS IAS 27 - Consolidated and Separate Financial Statements, Sections 1601 and 1602, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and early application is permitted.
ANNUAL REPORT 2009       23

International Financial Reporting Standards
In February 2008, Canada’s AcSB confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be fully converged into IFRS, as issued by the International Accounting Standards Board (“IASB”). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company will determine at a future date the impact of adopting the standards on its consolidated financial statements.
Outstanding share data
At February 9, 2010, the number of shares issued and outstanding was 60,449,225 while outstanding options granted under the stock option plan were 2,891,801.
Disclosure controls and procedures and internal control over financial reporting
As at November 30, 2009, an evaluation of the effectiveness of disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators, was carried out. Based on that evaluation, the President and Chief Executive Officer and the Senior Executive Vice-President and Chief Financial Officer certified that the design and operating effectiveness of those disclosure controls and procedures were effective.
Also at November 30, 2009, an evaluation of the effectiveness of internal controls over financial reporting, as defined in the rules of the Canadian Securities Administrators, was carried out to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with GAAP. Based on that evaluation, the President and Chief Executive Officer and the Senior Executive Vice-President and Chief Financial Officer will certify that the design and operating effectiveness of internal controls over financial reporting were effective.
These evaluations were based on the criteria outlined in the document entitled “Internal Control over Financial Reporting — Guidance for Smaller Public Companies” published by the Committee of Sponsoring Organizations of the Treadway Commission, a recognized model, and as per Regulation 52-109 of the Canadian Securities Administrators. A disclosure committee comprised of members of Senior Management assists the President and Chief Executive Officer and the Senior Executive Vice-President and Chief Financial Officer in their responsibilities.
All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. There were no changes in internal controls over financial reporting that occurred during the year ended November 30, 2009 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.
There were no changes in our internal controls over financial reporting that occurred during the year ended November 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.
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Risks and uncertainties
Investors should understand that the Company operates in a high risk industry. The Company has identified the following risks and uncertainties that may have a material adverse effect on its business, financial condition or operating results. Investors should carefully consider the risks described below before purchasing securities of the Company. The risks described below are not the only ones the Company faces. Additional risks not presently known to the Company or that the Company currently believes are immaterial may also significantly impair its business operations. The Company’s business could be harmed by any of these risks.
The commercial success of the Company depends largely on the development and commercialization of tesamorelin; the failure by the Company to commercialize tesamorelin would have a material adverse effect on the Company.
The Company’s focus has been to advance the development of tesamorelin in which it has invested a significant portion of its financial resources and time. Although the Company has other peptides, all are at earlier stages of development.
The ability of the Company to generate revenues in the future is primarily based on the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. In the short-term, these revenues should be primarily derived from the United States market alone. Although the Company entered into the Collaboration and Licensing Agreement for the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States, there can be no guarantee that tesamorelin will be commercialized in this country, or in any other country.
The commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy will depend on several factors:
•	receipt of regulatory approvals of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy from the FDA and other regulatory agencies;

•	market acceptance of the product by the medical community, patients and third-party payers (such as governmental health administration authorities and private health coverage insurers);

•	entering into one or more strategic alliance agreements with one or more partners or building a marketing and sales force in countries other than the United States to help with the regulatory approval and/or the marketing and sale of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in those countries;

•	in the United States, the amount of resources used by the Company’s commercial partner to commercialize tesamorelin;

•	maintaining manufacturing and supply agreements to ensure the availability of commercial quantities of tesamorelin through validated processes;

•	the number of competitors in the market; and

•	protecting the Company’s intellectual property and avoiding patent infringement claims.
The Company’s inability to commercialize tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the short term in the United States would delay its capacity to generate revenues and would affect its financial condition and operating results.
ANNUAL REPORT 2009       25

The Company does not have the required regulatory approval to commercialize its products and cannot guarantee that it will obtain such regulatory approval.
The commercialization of the Company’s products first requires the approval of the regulatory agencies in each of the countries where it intends to sell its products. In order to obtain the required approvals, the Company must demonstrate, following preclinical and clinical studies, the safety, efficacy and quality of a product. As far as tesamorelin is concerned, the Company focused its development to treat excess abdominal fat in HIV-infected patients with lipodystrophy and the first market the Company wishes to penetrate for this treatment is the United States. The rules and regulations relating to the approval of a new drug are complex and stringent and although the FDA has accepted the filing of the Company’s NDA, there can be no guarantee that the FDA will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. In addition, there can be no guarantee that the Company will be able to obtain the regulatory approvals of agencies in other countries to sell tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.
All of the products of the Company are subject to preclinical and clinical studies. If the results of such studies are not positive, the Company may not be in a position to make any filing to obtain the mandatory regulatory approval or, even where a product has been filed for approval, it may have to conduct additional clinical studies or testing on such product until the results support the safety and efficacy of such product. Such studies are often costly and may also delay a filing or, where additional studies or testing are required after a filing has been made, the approval of a product.
While an application for a new drug is under review by a regulatory agency, it is standard for such regulatory agency to ask questions regarding the application that was submitted. If these questions are not answered quickly and in a satisfactory manner, the marketing approval of the product subject to the review and its commercialization could be delayed or, if the questions are not answered in a satisfactory manner, refused. If tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy is not approved for commercialization in the United States by the FDA, the capacity of the Company to generate revenues in the short-term will be hampered and this will have an adverse effect on its financial condition and its operating results.
The obtaining of regulatory approval is subject to the discretion of regulatory agencies. Therefore, even if the Company obtains regulatory approval from one agency, or succeeds in filing the equivalent of a NDA in other countries, or has obtained positive results relating to the safety and efficacy of a product, a regulatory agency may not accept the filing or the results contained therein as being conclusive evidence of the safety and efficacy of a product in order to allow the Company to sell the product in its country. A regulatory agency may require that additional tests on the safety and efficacy of a product be conducted prior to granting approval of a product and such additional tests may delay the approval of a product, can have a material adverse affect on the Company’s financial condition based on the type of additional tests to be conducted and may not necessarily lead to the approval of a product.
Although the Company has received a Special Protocol Assessment from the FDA and the Company has followed it and met the primary medical end-points described therein, there can be no guarantee that the FDA will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Even if the FDA approves tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, there can be no guarantee that other regulatory agencies will approve tesamorelin for this treatment in their respective countries.
26       ANNUAL REPORT 2009

Even if the Company obtains regulatory approval for any of its products, regulatory agencies have the ability to limit the indicated use of a product. Also, the manufacture, marketing and sale of the products will be subject to ongoing and extensive governmental regulation in the country in which the Company intends to market its products. For instance, if the Company obtains marketing approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States, the marketing of tesamorelin will be subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, such as adverse event reporting and compliance with all of the FDA marketing and promotional requirements. The manufacturing facilities for the Company’s tesamorelin will also be subject to continuous reviews and periodic inspections and approval of manufacturing modifications. Manufacturing facilities are subject to inspections by the FDA and must comply with the FDA’s Good Manufacturing Practices (hereafter “GMP”) regulations. The failure to comply with any of these post-approval requirements can result in a series of sanctions, including withdrawal of the right to market a product.
The Company has no control over the timing of the review of its NDA by the FDA.
Although the FDA advised the Company that it had set a date of March 29, 2010 under the Prescription Drug User Fee Act (United States), more commonly known as “PDUFA”, by which it targets to have completed its review of the Company’s NDA, there can be no guarantee that such date shall be met. The Company has no control over the timing of the review of its NDA by the FDA and this timing could vary based on the FDA’s workload, potential review issues contained in the Company’s NDA and other similar factors over which the Company has no control.
Even if tesamorelin is ultimately approved by the FDA, any delay in completing the review of the Company’s NDA will result in a delay in the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy and could materially adversely affect the operating results of the Company and the development of future clinical programs.
The Company is dependent on the Collaboration and Licensing Agreement for the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States. This agreement places the commercialization of tesamorelin outside of its control.
Under the terms of the Collaboration and Licensing Agreement, the Company granted its commercial partner the exclusive right to commercialize tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States. Although the agreement contains provisions governing the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States, the Company’s dependence on its commercial partner for such purpose subjects it to a number of risks, including:
•	the exact timing of the launch of tesamorelin in the United States, if approved by the FDA;

•	the limited control by the Company on the amount and timing of resources that its commercial partner will be devoting to the commercialization, marketing and distribution of tesamorelin, which could adversely affect the Company’s ability to obtain or maximize its royalty payments;

•	disputes or litigation that may arise between the Company and its commercial partner, which could adversely affect the commercialization of tesamorelin in the United States, all of which will divert the attention of Company’s Management and its resources;

•	its commercial partner not properly defending the Company’s intellectual property rights or using them in such a way as to expose the Company to potential litigation, which could, in both cases, adversely affect the value of the Company’s intellectual property rights;

•	corporate reorganizations or changes in business strategies of its commercial partner, which could adversely affect such commercial partner’s willingness or ability to fulfill its obligations under the Collaboration and Licensing Agreement;

•	the termination of the Collaboration and Licensing Agreement, which would adversely affect the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States.
ANNUAL REPORT 2009       27

The Company relies on third parties for the manufacture and supply of tesamorelin and such reliance may adversely affect the Company if the third parties are unable to fulfill their obligations.
The Company does not have the resources, facilities or experience to manufacture its products in large quantities on its own. The Company relies on third parties to manufacture and supply tesamorelin for clinical studies and currently intends to rely on third parties to manufacture and supply large quantities of tesamorelin for commercial sales, if approved by the FDA or other regulatory agencies.
The Company’s reliance on third-party manufacturers exposes it to a number of risks. If third-party manufacturers become unavailable to the Company for any reason, including as a result of the failure to comply with GMP regulations, manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns required to comply with GMP or damage from any event, including fire, flood, earthquake, business restructuring or insolvency, or, if they fail to perform their contractual obligations under agreements with the Company, such as failing to deliver the quantities requested on a timely basis, the Company may be subject to delays in the manufacturing of tesamorelin and any other peptide. Any delay in the supply of a product could slow down or interrupt the conduct of clinical trials and, if a product has reached commercialization, could prevent the supply of the product and accordingly, adversely affect the revenues of the Company. Under the Collaboration and Licensing Agreement, the Company agreed to act as manufacturer and supplier of tesamorelin for its commercialization in the United States. Accordingly, any delay in manufacturing tesamorelin by third-party service providers may have a material adverse effect on the sales and royalties payable to the Company. In addition, any manufacturing delay or delay in delivering tesamorelin may result in the Company being in default under the Collaboration and Licensing Agreement. If the damage to a third-party manufacturer facility is extensive, or, for any reason, it does not operate in compliance with GMP or is unable or refuses to perform its obligations under its agreement with the Company, the Company will need to find an alternative third-party manufacturer. The selection of a third-party manufacturer will be time-consuming and costly since the Company will need to validate the manufacturing facility of such new third-party manufacturer. The validation will include an assessment of the capacity of such third-party manufacturer to produce the quantities that may be requested from time to time by the Company, the manufacturing process and its compliance with GMP. In addition, the third-party manufacturer will have to familiarize itself with the Company’s technology. Any delay in finding an alternative third-party manufacturer of a product could result in a shortage of such product, a delay in clinical study programs and in the filing for regulatory approval of a product and, if a product is approved for commercialization, a shortage of such a product would result in lost revenue to the Company.
Market acceptance of the Company’s products is uncertain and depends on a variety of factors, some of which are not under the control of the Company.
The Company’s ability to commercialize its products with success will depend on a variety of factors, including the extent to which reimbursement to patients for the cost of such products and related treatment will be available from governmental health administration authorities, private health coverage insurers and other organizations. Obtaining reimbursement approval for a product is time-consuming and a costly process that could require the Company to provide supporting scientific, clinical and cost effectiveness data for its use. There can be no guarantee that the Company’s data will be perceived as sufficient for third-party payers to accept to reimburse one of the Company’s products.
The Company has never made an application seeking reimbursement of a drug and must, therefore, rely in part on third-party service providers or experienced partners to help it perform this task.
28       ANNUAL REPORT 2009

Other factors that will have an impact on the acceptance of the Company’s products include:
•	acceptance of a product by physicians and patients as safe and effective treatments;

•	product price;

•	the effectiveness of the Company’s sales and marketing efforts (or those of its commercial partners);

•	storage requirements and ease of administration;

•	dosing regimen;

•	safety and efficacy;

•	prevalence and severity of side effects; and

•	competitive products.
The Company’s financial condition could be affected by the introduction of new regulations or amendments to existing regulations.
New regulations or changes to existing regulations affecting the Company and its potential customers could decrease demand for the Company’s products and affect its operating results and financial condition. For example, the implementation of health care reform legislation that regulates drug costs could limit the profits that can be made from the development of new drugs. In addition, new laws or regulations could increase the Company’s costs.
The Company must complete several preclinical and clinical studies for its products which may not yield positive results and, consequently, could prevent it from obtaining regulatory approval.
Obtaining regulatory approval for the commercialization of drug products requires a demonstration through preclinical and clinical studies that the drug is safe and effective. All of the Company’s molecules are in preclinical studies, except tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, which is now under regulatory review at the FDA. Tesamorelin is also being used in the Phase 2 studies conducted by the MGH and the University of Washington. For the other molecules, and for tesamorelin in Phase 2 NIH studies, there could remain preclinical and clinical studies to be conducted prior to determining whether such molecules will show positive results of safety and efficacy.
If any of those studies are not positively conclusive or result in adverse patient reactions, this may require the Company to extend the term of its studies, to increase the number of patients enrolled in a given study or to undertake ancillary testing. Any of these events could increase the cost of conducting clinical studies, delay the filing of an application for marketing approval with regulatory agencies or result in the termination of a study and, accordingly, abandoning the commercialization of a molecule. In addition, the growth of the Company could be compromised since there can be no guarantee that the Company will be able to develop new molecules, license or purchase compounds or products that will result in marketed products.
ANNUAL REPORT 2009       29

The Company relies on third-party service providers to conduct its preclinical and clinical studies and respond to the FDA’s questions regarding the Company’s NDA submission. The failure by one of these third parties to comply with their obligations may delay the studies, have an adverse effect on the Company’s development program and/or delay the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.
The Company has limited human resources to conduct preclinical and clinical studies and must rely on third-party service providers to conduct its studies and carry out certain data gathering and analyses. If the Company’s third-party service providers become unavailable for any reason, including as a result of the failure to comply with the rules and regulations governing the conduct of preclinical and clinical studies, operational failures such as equipment failures or unplanned facility shutdowns, or damage from any event such as fire, flood, earthquake, business restructuring or insolvency or, if they fail to perform their contractual obligations pursuant to the terms of the agreements entered into with the Company, such as failing to do the testing, compute the data or complete the reports further to the testing, the Company may incur delays in connection with the planned timing of its studies which could adversely affect the timing of the development program of a molecule or the filing of an application for marketing approval in a jurisdiction where the Company relies on third-party service provider to make such filing. In addition, where the Company relies on such third-party service provider to help in answering any question raised by a regulatory agency during its review of a Company file, the unavailability of such third-party service provider may adversely affect the timing of the review of an application and, could ultimately delay the approval. If the damages to any of the Company’s third-party service providers are material, or, for any reason, such providers do not operate in compliance with GLP or are unable or refuse to perform their contractual obligations, the Company would need to find alternative third-party service providers.
If the Company must change or select new third-party service providers, the planned working schedule related to preclinical and/or clinical studies could be delayed since the number of competent and reliable third-party service providers of preclinical and clinical work in compliance with GLP is limited. In addition, if the Company must change or select new third-party service providers to carry out work in response to a regulatory agency review of a Company’s application, there may occur delays in responding to such regulatory agency which, in turn, may lead to delays in commercializing a product.
Any selection of new third-party service providers to carry out work related to preclinical and clinical studies would be time-consuming and would result in additional delays in receiving data, analysis and reports from such third-party service providers which, in turn, would delay the filing of any new drug application with regulatory agencies for the purposes of obtaining regulatory approval to commercialize the Company’s products. Furthermore, such delays could increase the Company’s expenditures to develop a product and materially adversely affect its financial condition and operating results.
The conduct of clinical trials requires the enrollment of patients and difficulties in enrolling patients could delay the conduct of the Company’s clinical trials or result in their non-completion.
The conduct of clinical trials by the Company requires the enrollment of patients. Depending on the phase of the trials and/or the type of trials which must be conducted, the number of patients may vary. Phase 1 and Phase 2 trials generally require a smaller number of patients than Phase 3 trials.
The Company may have difficulties enrolling patients for the conduct of its clinical trials as a result of design protocol, the size of the patient population, the eligibility criteria to participate in the clinical trials, the availability of competing therapies, the patient referral practices of physicians and the availability of clinical trial sites. The Company’s difficulty in enrolling patients for its clinical trials could result in the cancellation of clinical trials or delays in completing them. Any of these events would have adverse consequences on the timely development of new products, the filing of an NDA, or its equivalent, with regulatory agencies and the commercialization of the Company’s products. Such events would adversely affect the business, the financial condition and operating results of the Company.
30     ANNUAL REPORT 2009

The Company’s capacity to generate revenues may be limited by governmental control over the pricing of prescription drugs.
In some countries, the pricing of prescription drugs is subject to governmental control. In some of these countries, pricing negotiations with governmental authorities and reimbursement structures may delay the marketing of a product. If reimbursement of the Company’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, the revenues of the Company could be adversely affected.
The Company must enter into strategic alliance agreements with third parties for the sale and marketing of its products and there is no guarantee that the Company will be able to achieve these tasks.
Although the Company was successful in finding a third party for the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States and although the Company has ongoing discussions with third parties with the aim of entering into strategic alliance agreements with such third parties to commercialize tesamorelin outside of the United States, the conclusion of an agreement with a party is a lengthy process which includes, among other things, an analysis of the capacity of the third party, the assessment of the services to be performed by the third party, due diligence on the Company’s products and the negotiation of the terms and conditions of the agreement. The outcome of this process is uncertain and the Company may not be able to conclude any other strategic alliance agreements for the commercialization of its products, including the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in territories other than the United States. The commercialization of the Company’s products may be delayed if it is unable to find third parties to commercialize its products and this could adversely materially affect the financial condition and the operating results of the Company. Even if the Company enters into strategic alliance agreements with third parties for the commercialization of its products, those agreements often contain termination provisions which, if exercised, could delay the commercialization of its products given that the Company has no sales force. If the Company does not succeed in entering into a strategic alliance agreement for a particular territory, it would then not succeed in commercializing the product in such a territory. In such an event, the Company may decide to commercialize the product itself in that territory and the Company has no experience in commercializing a product in any market.
The Company’s intent to possibly retain the commercial rights of its products for Canada implies that it would market and sell the product itself on the Canadian market. However, the Company currently has limited marketing capabilities and it has limited experience in developing, training or managing a sales force. The development of a sales force would be costly and would be time-consuming given the limited experience the Company has in this area. To the extent the Company develops a sales force, the Company could be competing against companies that have more experience in managing a sales force than the Company has and that have access to more funds than the Company with which to manage a sales force. Consequently, there can be no guarantee that a sales force which the Company develops would be efficient and would maximize the revenues derived from the sale of a Company product.
ANNUAL REPORT 2009     31

The failure by the Company to protect its intellectual property may have a material adverse effect on its ability to develop and commercialize its products.
The Company will be able to protect its intellectual property rights from unauthorized use by third parties only to the extent that its intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The Company tries to protect its intellectual property position by filing patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If the Company’s patents are invalidated or found to be unenforceable, it would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee the Company the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent the Company from developing its product candidates, selling its products or commercializing its patented technology. Thus, patents that the Company owns may not allow it to exploit the rights conferred by its intellectual property protection. The Company’s pending patent applications may not result in patents being issued. Even if issued, they may not be issued with claims sufficiently broad to protect its products and technologies or may not provide the Company with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that the Company has developed or discover the Company’s trade secrets. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada and the United States, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively.
Although the Company has received a patent from the USPTO for the treatment of HIV-related lipodystrophy with tesamorelin, there can be no guarantee that the Company will receive a patent in the other countries where it filed patent applications for the treatment of HIV-related lipodystrophy.
The Company also relies on trade secrets, know-how and technology, which are not protected by patents, to maintain its competitive position. The Company tries to protect this information by entering into confidentiality undertakings with parties who have access to such confidential information, such as the Company’s current and prospective suppliers, employees and consultants. Any of these parties may breach the undertakings and disclose confidential information to the Company’s competitors.
Enforcing a claim that a third party illegally obtained and is using trade secrets is expensive and time-consuming and the outcome is unpredictable. In addition, it could divert Management’s attention from the Company’s business. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, the Company’s competitive position could be harmed.
The Company’s ability to defend against infringement by third parties of its intellectual property in the Unites States with respect to tesamorelin for the treatment of HIV-related lipodystrophy depends, in part, on its commercial partner’s decision to bring an action against such third party. Under the terms and conditions of the Collaboration and Licensing Agreement, the Company’s commercial partner has the first right to bring an action against a third party infringing on the Company’s intellectual property with respect to tesamorelin for the treatment of HIV-related lipodystrophy. Any delay in pursuing such action or in advising the Company that it does not intend to pursue the matter could decrease sales, if any, of tesamorelin for the treatment of HIV-related lipodystrophy and adversely affect the Company’s revenues.
32     ANNUAL REPORT 2009

The Company’s commercial success depends, in part, on its ability not to infringe on third parties’ patents and other intellectual property rights.
The Company’s capacity to commercialize its products, and more particularly tesamorelin, will depend, in part, on the non-infringement of third parties’ patents and other intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always easy for participants, including the Company, to determine which patents cover various types of products or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. The holding of patents by the Company for tesamorelin and its application in HIV-related lipodystrophy does not guarantee that the Company is not infringing on other third-party patents and there can be no guarantee that the Company will not be in violation of third-party patents and other intellectual property rights.
Patent analysis for non-infringement is based in part on a review of publicly available databases. Although the Company reviews from time to time certain databases to conduct patent searches, it does not have access to all databases. It is also possible that some of the information contained in the databases has not been reviewed by the Company or was found to be irrelevant at the time the searches were conducted. In addition, because patents take years to be issued, there may be currently pending applications that the Company is unaware of, which may later be issued. As a result of the foregoing, there can be no guarantee that the Company will not violate third-party patents.
Because of the difficulty in analyzing and interpreting patents, there can be no guarantee that a third party will not assert that the Company infringes upon any of such third-party’s patents or any of its other intellectual property rights. Under such circumstances, there is no guarantee that the Company would not become involved in litigation. Litigation with any third party, even if the allegations are without merit, is expensive, time-consuming and would divert Management’s attention from the daily execution of the Company’s business plan. Litigation implies that a portion of the Company’s financial assets would be used to sustain the costs of litigation instead of being allocated to further the development of its business plan.
If the Company is involved in a patent infringement litigation, it would need to demonstrate that its products do not infringe the patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If the Company was to be found liable for infringement of third-party patents or other intellectual property rights, the Company could be required to enter into royalty or licensing agreements on terms and conditions that may not be favourable to the Company, and/or pay damages, including up to treble damages (but only if found liable of wilful infringement) and/or cease the development and commercialization of its products. Any finding that the Company is guilty of patent infringement could materially adversely affect the business, financial condition and operating results of the Company.
The Company has not been served with any notice that it is infringing on a third-party patent, but there may be issued patents that the Company is unaware of that its products may infringe, or patents that the Company believes it does not infringe but could be found to be infringing. The Company has reviewed, and is aware of, third-party patents for the reduction of accumulation of abdominal fat tissue in HIV patients and the Company believes that it does not infringe any valid claims of these patents.
The Company faces competition and the development of new products by other companies could materially adversely affect the Company’s business and its products.
The biopharmaceutical and pharmaceutical industries are highly competitive and the Company must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products. Although the Company believes that it has few direct competitors for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, it could face indirect competition.
ANNUAL REPORT 2009     33

In the other clinical programs currently being evaluated by the Company for development, there may exist companies that are at a more advanced stage of developing a product to treat the diseases for which the Company is evaluating clinical programs. Some of these competitors could have access to capital resources, research and development personnel and facilities that are superior to those of the Company. In addition, some of these competitors could be more experienced than the Company in the commercialization of medical products and already have a sales force in place to launch new products. Consequently, they may be able to develop alternative forms of medical treatment which could compete with the products of the Company and could be commercialized more rapidly and effectively than the products of the Company.
The Company’s business may be harmed if it is unable to manage its growth effectively.
The Company expects to experience rapid growth throughout its operations if tesamorelin is commercialized. Such growth would place a strain on operational, human, and financial resources. To manage its growth, the Company will have to further develop its operating and administrative systems and attract and retain qualified Management, professional, scientific, and technical operating personnel.
There can be no guarantee that the Company will be successful in developing such systems and attracting and retaining qualified personnel. Failure to manage growth effectively could have an adverse effect on the Company’s business, financial condition and operating results.
The Company depends on its key personnel to research, develop and bring new products to the market and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on its business and growth potential.
The Company’s mission is to discover or acquire novel therapeutic products targeting unmet medical needs in financially attractive specialty markets. The achievement of this mission requires qualified scientific and management personnel. The loss of scientific personnel or of members of Management could have a material adverse effect on the business of the Company. In addition, the Company’s growth is and will continue to be dependent, in part, on its ability to retain and hire qualified personnel. There can be no guarantee that the Company will be able to continue to retain its current employees or will be able to attract qualified personnel to pursue its business plan.
The Company is not profitable and may never achieve profitability.
For the financial year ended November 30, 2009, the Company reported losses of $15,058,000. The Company has been reporting losses since its inception (except for the financial years ended November 30, 2001 and 2000) and, as at November 30, 2009, it had an accumulated deficit of $243,887,000. The Company does not expect to generate significant recurrent revenues in the immediate future and will continue to experience losses as it continues its efforts to obtain regulatory approvals for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States and other countries. As a result of the foregoing, the Company will need to generate significant revenues to achieve profitability.
The Company’s profitability will depend on its capacity (i) to obtain regulatory approval for the use of tesamorelin in the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States and on the capacity of its commercial partner to commercialize tesamorelin for such indication and (ii) to expand the commercialization of tesamorelin in other territories. However, there is no guarantee that the Company will succeed in commercializing any of its products (including tesamorelin) and, accordingly, the Company may never become profitable.
34     ANNUAL REPORT 2009

The Company may require additional funding and may not be able to raise the capital necessary to continue and complete the research and development of its products and their commercialization.
Although the Company has enough funding to support its current business plan, the Company does not generate significant revenues and may need financing in order to sustain its growth, to continue its research and development of new products and clinical programs, to develop its marketing and commercial capabilities and to meet its compliance obligations with various rules and regulations to which it is subject. In the past, the Company has been financed through public equity offerings and the Company may effect additional equity offerings to raise capital, the size of which cannot be predicted. The issuance and sale of substantial amounts of equity, or other securities, or the perception that such issuances and sales may occur could adversely affect the market price of the common shares.
Moreover, the market conditions or the business performance of the Company may prevent the Company from having access to the public market in the future. Therefore, there can be no guarantee that the Company will be able to continue to raise capital by way of public equity offerings. In such a case, the Company will have to use other means of financing, such as issuing debt instruments or entering into private financing agreements, the terms and conditions of which may not be favourable to the Company. If adequate funding is not available to the Company, it may be required to delay, reduce, or eliminate its research and development of new products, its clinical trials or its marketing and commercialization efforts to launch and distribute new products.
The Company may not receive the full payment of all milestones or royalty payments pursuant to the agreements entered into with third parties and, consequently, the financial condition and operating results of the Company could be adversely impacted.
The Company has entered into license agreements and other forms of agreements with third parties regarding the development and commercialization of some of its products. These agreements generally require that the third party pays to the Company certain amounts upon the attainment of various milestones and royalties on the sales of the developed product. There can be no guarantee that the Company will receive the payments described in those agreements since the development of products may be cancelled if the research does not yield positive results. Under such circumstances, the Company would also not receive royalties. Even if the development of a product yields positive results, all of the risks described herein with respect to the obtaining of regulatory approval are applicable. Finally, if there occurs a disagreement between the Company and the third party, the payment relating to the attainment of milestones or of royalties may be delayed. The occurrence of any of those circumstances could have a material adverse effect on the Company’s financial condition and operating results.
The Company may not achieve its publicly announced milestones on time.
From time to time, the Company publicly announces the timing of certain events to occur. These statements are forward-looking and are based on the best estimate of Management relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. Events such as completion of a clinical program, discovery of a new product, filing of an application to obtain regulatory approval, beginning of commercialization or announcement of additional clinical programs for a product may vary from what is publicly disclosed. These variations may occur as a result of a series of events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or a commercial partner or any other event having the effect of delaying the publicly announced timeline. The Company’s policy on forward-looking information consists of not updating it if the publicly disclosed timeline varies. Any variation in the timing of certain events having the effect of postponing such events could have an adverse material effect on the business plan, financial condition or operating results of the Company.
ANNUAL REPORT 2009     35

The outcome of scientific research is uncertain and the failure by the Company to discover new products could slow down the growth of its portfolio of products.
The Company conducts research activities in order to increase its portfolio of products. The outcome of scientific research is uncertain and may prove unsuccessful and, therefore, may not lead to the discovery of new molecules and progression of existing molecules to an advanced development stage. The inability of the Company to develop new molecules or to further develop the existing ones could slow down the growth of its portfolio of products.
The development and commercialization of drugs could expose the Company to liability claims which could exceed its insurance coverage.
A risk of product liability claims is inherent in the development and commercialization of human therapeutic products. Product liability insurance is very expensive and offers limited protection. A product liability claim against the Company could potentially be greater than the available coverage and, therefore, have a material adverse effect upon the Company and its financial condition. Furthermore, a product liability claim could tarnish the Company’s reputation, whether or not such claims are covered by insurance or are with or without merit.
The Company’s common share price is volatile and investors could lose money as a result of such volatility.
The market price of the Company’s common shares is subject to volatility. General market conditions as well as differences between the Company’s financial, scientific and clinical results and the expectations of investors as well as securities analysts can have a significant impact on the trading price of the Company’s common shares. In recent years, the stocks of many biopharmaceutical companies have experienced extreme price fluctuations, unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance. The occurrence of any of the above risks and uncertainties could have a material adverse effect on the price of the common shares.
36     ANNUAL REPORT 2009

Forward-looking information
This annual report and the MD&A contained herein, include certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the commercialization of tesamorelin in the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, the receipt of royalties related to sales of tesamorelin, the development of tesamorelin in additional markets, the conclusion of strategic partnerships, and the liquidity needs to finance the Company’s operations. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms or variations of them and the use of the conditional tense as well as similar expressions denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties are described under the section “Risks and Uncertainties” above.
Although the forward-looking information contained in this MD&A is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption that the FDA will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, that the Company’s business plan will not be substantially modified and that current relationships with the Company’s third-party suppliers of services and products will remain good.
Consequently, all of the forward-looking information contained in this MD&A are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, financial condition or results of operation.
Further information on Theratechnologies
Further information on Theratechnologies, including the Company’s Annual Information Form, is available on the SEDAR site at www.sedar.com.
ANNUAL REPORT 2009     37

MANAGEMENT’S
REPORT
The consolidated financial statements of Theratechnologies Inc. presented in the following pages and all information in this annual report are the responsibility of Management and have been approved by the Board of Directors of the Company.
These financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada. They include amounts based on exercise of judgment and on estimates. Management has established these amounts reasonably to ensure that financial results are presented accurately in all material respects. The other financial information included in the annual report is consistent with that of the financial statements.
In order to ensure accuracy and objectiveness of information included in the financial statements, the Company’s Management maintains internal accounting and administrative control systems. Management is of the opinion that these controls provide reasonable assurance regarding the adequacy of the accounting records for the preparation of the financial statements and the adequacy of the recording and safeguarding of assets.
The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board, and none of its members is involved in the daily operations of the Company. All the members of this Committee are financially literate. The Committee meets periodically with Management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that everyone is properly discharging their responsibilities, and to review the financial statements with the external auditors.
The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the re-appointment of the external auditors.
The financial statements have been audited on behalf of the shareholders by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. The external auditors have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.

YVES ROSCONI	LUC TANGUAY
PRESIDENT AND	SENIOR EXECUTIVE VICE PRESIDENT
CHIEF EXECUTIVE OFFICER	AND CHIEF FINANCIAL OFFICER

MONTRÉAL, CANADA
FEBRUARY 10, 2010
38     2009 ANNUAL REPORT

AUDITORS’ REPORT
TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Theratechnologies Inc. as at November 30, 2009 and 2008 and the consolidated statements of earnings, comprehensive loss, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
MONTRÉAL, CANADA
JANUARY 22, 2010
(EXCEPT FOR NOTE 15 A),
WHICH IS AS OF FEBRUARY 10, 2010)

*	CA Auditor permit no. 14114
2009 ANNUAL REPORT     39

CONSOLIDATED
BALANCE SHEETS

NOVEMBER 30, 2009 AND 2008

(in thousands of dollars)	2009	2008

		(restated – note 2A))
Assets
Current assets:
Cash	$1,519	$133
Bonds	10,036	10,955
Accounts receivable	375	610
Tax credits receivable	1,666	1,784
Inventories	2,225	—
Research supplies	287	301
Prepaid expenses	302	397

	16,410	14,180

Bonds	51,807	35,249
Property and equipment (note 4)	1,229	1,299
Other assets (note 5)	41	2,817

	$69,487	$53,545

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,901	$7,198
Current portion of deferred revenues (note 7)	6,847	—

	12,748	7,198

Deferred revenues (note 7)	13,691	—

Shareholders’ equity:
Capital stock (note 6)	279,169	269,219
Contributed surplus	6,484	5,585

Accumulated other comprehensive income	1,282	372
Deficit	(243,887)	(228,829)

	(242,605)	(228,457)

Total shareholders’ equity	43,048	46,347

Commitments (note 9)
Subsequent events (note 15)

	$69,487	$53,545

See accompanying notes to consolidated financial statements.
On behalf of the Board:

PAUL POMMIER	JEAN-DENIS TALON
DIRECTOR	DIRECTOR
40     2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS
OF EARNINGS

YEARS ENDED NOVEMBER 30, 2009 AND 2008

(in thousands of dollars, except per share amounts)	2009	2008

		(restated – note 2 A))
Revenues:
Royalties, technologies and other (note 7)	$17,468	$214
Interest	2,252	2,427

	19,720	2,641
Operating costs and expenses:
Research and development	22,226	35,326
Tax credits	(1,795)	(2,111)

	20,431	33,215
General and administrative	7,149	6,185
Selling and market development	2,583	3,811
Patents, amortization and impairment of other assets (note 5)	346	5,239
Fees associated with the strategic review process	—	2,224
Fees associated with the Collaboration and Licensing Agreement (note 7)	4,269	—

	34,778	50,674

Operating loss before undernoted item	(15,058)	(48,033)
Realized loss on impairment of available-for-sale financial assets (note 11 B))	—	(578)

Net loss	$(15,058)	$(48,611)

Basic and diluted loss per share (note 6 C))	$(0.25)	$(0.85)

Weighted average number of common shares outstanding	60,314,309	57,415,468

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS
OF COMPREHENSIVE LOSS

YEARS ENDED NOVEMBER 30, 2009 AND 2008

(in thousands of dollars)	2009	2008

		(restated — note 2A))
Net loss	$(15,058)	$(48,611)
Unrealized gains on available-for-sale financial assets	1,039	133
Reclassification adjustment for gains and losses on available-for-sale financial assets (note 11 B))	(129)	572

Comprehensive loss	$(14,148)	$(47,906)

See accompanying notes to consolidated financial statements.
2009 ANNUAL REPORT     41

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY

YEARS ENDED NOVEMBER 30, 2009 AND 2008

				Accumulated
				other
				comprehensive
	Capital stock		Contributed	income
(in thousands of dollars)	Number	Dollars	surplus	(loss)	Deficit	Total

Balance, November 30, 2007	54,531,133	$238,842	$4,807	$(333)	$(177,339)	$65,977
Changes in accounting policies (note 2 A))	—	—	—	—	(941)	(941)
Issuance of share capital (note 6)	3,564,291	29,899	—	—	—	29,899
Share issue costs	—	—	—	—	(1,938)	(1,938)
Exercise of stock options:
Cash proceeds	119,666	397	—	—	—	397
Ascribed value	—	81	(81)	—	—	—
Stock-based compensation	—	—	859	—	—	859
Net loss	—	—	—	—	(48,611)	(48,611)
Change in unrealized gains and losses on available-for-sale financial assets	—	—	—	705	—	705

Balance, November 30, 2008	58,215,090	269,219	5,585	372	(228,829)	46,347
Issuance of share capital (note 6)	2,214,303	9,950	—	—	—	9,950
Stock-based compensation	—	—	899	—	—	899
Net loss	—	—	—	—	(15,058)	(15,058)
Change in unrealized gains and losses on available-for-sale financial assets	—	—	—	910	—	910

Balance, November 30, 2009	60,429,393	$279,169	$6,484	$1,282	$(243,887)	$43,048

See accompanying notes to consolidated financial statements.
42     2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS
OF CASH FLOW

YEARS ENDED NOVEMBER 30, 2009 AND 2008

(in thousands of dollars)	2009	2008

		(restated – note 2A))
Cash flows from operating activities:
Net loss	$(15,058)	$(48,611)
Adjustments for:
Amortization of property and equipment	612	625
Amortization and impairment of other assets	—	4,957
Stock-based compensation	899	859
Realized loss on impairment of available-for-sale financial assets	—	578

	(13,547)	(41,592)
Changes in operating assets and liabilities:
Interest receivable on bonds	(923)	405
Accounts receivable	260	(134)
Tax credits receivable	118	(366)
Inventories	(2,225)	—
Research supplies	2,765	582
Prepaid expenses	95	17
Accounts payable and accrued liabilities	(1,424)	(1,324)
Deferred revenues	20,538	—

	19,204	(820)

	5,657	(42,412)
Cash flows from financing activities:
Share issuance	9,950	30,296
Share issue costs	(8)	(1,930)

	9,942	28,366
Cash flows from investing activities:
Additions to property and equipment	(407)	(301)
Acquisition of bonds	(29,111)	(17,987)
Disposal of bonds	15,305	29,889

	(14,213)	11,601

Net change in cash	1,386	(2,445)
Cash, beginning of year	133	2,578

Cash, end of year	$1,519	$133

See note 11 for supplemental cash flow information.
See accompanying notes to consolidated financial statements.
2009 ANNUAL REPORT     43

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
1.	Organization and business activities
The Company, incorporated under Part 1A of the Québec Companies Act, is a Canadian biopharmaceutical company that discovers and develops novel therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive speciality markets where it can retain all or some of the whole or a part of the commercial rights for its products.
2.	New accounting policies
A)	ADOPTION OF NEW ACCOUNTING STANDARDS
Goodwill and intangible assets
Effective with the commencement of its 2009 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether these assets are separately acquired or internally developed. The impact of adopting this standard has been to increase the opening deficit and to reduce other assets at December 1, 2007 and 2008 by $941 and $599, respectively, which is the amount of patent costs related to periods prior to these dates. Furthermore, following the adoption of this standard, patents and amortization of other assets presented on the consolidated statements of earnings were reduced by $342 for the year ended November 30, 2008.

Inventories

Effective with the commencement of its 2009 fiscal year, the Company adopted CICA Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. As the Company had no inventories on November 30, 2008, the adoption of this section had no impact on the Company’s consolidated financial statements.

Credit risk and fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (“EIC”) of the Accounting Standards Board (“AcSB”) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is applied retrospectively, without restatement of prior years, to all financial assets and liabilities measured at fair value in the interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Company.
44     2009 ANNUAL REPORT

2.	New accounting policies (continued)
A)	ADOPTION OF NEW ACCOUNTING STANDARDS (CONTINUED)
Financial instruments — Disclosures
In June 2009, the AcSB issued amendments to CICA Handbook Section 3862, Financial Instruments — Disclosures, in order to align with IFRS 7, Financial Instruments: Disclosures. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The amendments establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The amendments apply to annual financial statements relating to fiscal years ended after September 30, 2009 and are applicable to the Company as at November 30, 2009. The amended section relates to disclosure only and did not impact the financial results of the Company.
B)	FUTURE ACCOUNTING CHANGES

Business combinations, consolidated financial statements and non-controlling interests
The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. The Company is in the process of evaluating the requirements of the new standards.
Section 1582 establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 — Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and early application is permitted.
Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements. It is equivalent to the corresponding provisions of IFRS IAS 27 — Consolidated and Separate Financial Statements, Sections 1601 and 1602, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and early application is permitted.

International Financial Reporting Standards
In February 2008, Canada’s AcSB confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, would be fully converged into IFRS, as issued by the International Accounting Standards Board (“IASB”). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company will determine at a future date the impact of adopting the standards on its consolidated financial statements.
2009 ANNUAL REPORT     45

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
3.	Significant accounting policies
A)	CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.
B)	CASH EQUIVALENTS
Cash equivalents are restricted to investments that are readily convertible into cash, having a term to initial maturity not exceeding three months and whose value is not likely to change significantly. As at November 30, 2009 and 2008, there were no cash equivalents.
C)	INVENTORIES
Inventories are stated at the lower of first-in first-out cost or net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved over a number of periods under normal circumstances.
D)	FINANCIAL ASSETS AND LIABILITIES
All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheets and are measured at fair market value, with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet or if there is an impairment in fair value of these assets that is other than temporary.
Derivative instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.
The Company has classified its bonds and investments in public companies as available-for-sale financial assets and are measured at fair market value. The Company has also classified accounts receivable as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities, and they are measured at amortized cost.
46     2009 ANNUAL REPORT

3.	Significant accounting policies (continued)
E)	PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Amortization is provided using the following methods and annual rates/periods:

Asset	Method	Rate/period

Computer equipment	Declining balance	50%
Laboratory equipment	Declining balance and straight-line	20 5 years %

Office equipment and furniture	Declining balance	20%
Leasehold improvements	Straight-line	Term of lease

F)	OTHER ASSETS
Other assets consist namely of intellectual property and research supplies.
Intellectual property is amortized over a period of 20 years using the straight-line method.
Research supplies are purchased in advance in accordance with regulatory requirements to be used in connection with the Company’s clinical trials. Research supplies that are not expected to be used within one year from the date of the balance sheet are classified as long-term.
G)	IMPAIRMENT OF LONG-LIVED ASSETS
The Company reviews property and equipment and other long-term assets for impairment whenever events or changes in circumstances indicate that the carrying value of property and equipment or assets may not be recoverable. Recoverability of assets to be used is measured by the comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated from the assets. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds its fair value. The fair value against which the asset is measured may be established based on comparable information or transactions, or any other method of assessment.
H)	REVENUE RECOGNITION
Revenues from research contracts are recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met. Revenues subject to the achievement of milestones are recorded only when the specified events have occurred and collectibility is assured.
Upfront payments and initial technology access fees are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed.
License fees are recorded when conditions and events under the license agreement have occurred and collectibility is reasonably assured.
Revenues from a collaboration agreement that includes multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values. Payments received under the collaboration agreement may include upfront payments, milestone payments, research contracts, license fees and royalties. Revenues for each unit of accounting are recorded as described above.
Interest income is recognized as earned using the effective interest method.
2009 ANNUAL REPORT     47

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
3.	Significant accounting policies (continued)
I)	RESEARCH AND DEVELOPMENT
Research expenditures, net of related research tax credits and grants, are charged to earnings in the year in which they are incurred. Development expenditures, net of tax credits, if any, are capitalized when they meet the appropriate criteria for capitalization in accordance with generally accepted accounting principles. During the years ended November 30, 2009 and 2008, no development expenditures were capitalized.
J)	STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS
The Company records stock-based compensation related to employee stock options granted using the fair value based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. Stock-based compensation related to non-employee stock options is based on the fair value of the consideration received, or the fair value of the equity instrument issued, whichever is more reliably measured.
K)	GOVERNMENT ASSISTANCE
Government assistance, consisting of research tax credits and grants, is recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program. Research tax credits are recorded when there is reasonable assurance that they will be realized.
L)	FOREIGN EXCHANGE
Foreign denominated monetary assets and liabilities are converted to Canadian dollars at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities are converted to the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses are converted at the rates prevailing at the respective transaction date, except for depreciation and amortization which are converted at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses are included in the determination of net earnings or net loss.
M)	INCOME TAXES
The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized in the balance sheet to account for the future tax consequences attributable to temporary differences between the respective accounting and taxable value of balance sheet assets and liabilities. As appropriate, a valuation allowance is recognized to decrease the value of tax assets to an amount that is more likely than not to be realized. Future income tax assets and income tax liabilities are measured using income tax rates that are enacted or substantively enacted when the asset is realized or the liability is settled. The effect of changes in income tax rates is recognized in the year during which these rates change.
N)	EARNINGS PER SHARE
The earnings per share are determined using the weighted average number of outstanding shares during the year.
The treasury stock method is used for the computation of the diluted earnings per share. Under this method, a number of additional shares, if they are dilutive, are calculated assuming that the outstanding stock options are exercised, and that the proceeds from the transactions are used to purchase common shares at the average market price during the period.
48     2009 ANNUAL REPORT

3.	Significant accounting policies (continued)
O)	USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of Management estimates include estimating the useful lives and recoverability of long-lived assets, including property and equipment and other assets, estimating accruals for clinical trial expenses, estimating stock-based compensation and revenue, as well as assessing the recoverability of inventories, research tax credits and grants, investments and future income taxes. Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures to be taken by Management. Actual results could differ from those estimates.
4.	Property and equipment

			2009

		Accumulated	Net book
	Cost	amortization	value

Computer equipment	$874	$617	$257
Laboratory equipment	1,945	1,519	426
Office equipment and furniture	1,124	701	423
Leasehold improvements	1,854	1,731	123

	$5,797	$4,568	$1,229

			2008

		Accumulated	Net book
	Cost	amortization	value

Computer equipment	$682	$500	$182
Laboratory equipment	1,824	1,427	397
Office equipment and furniture	1,015	700	315
Leasehold improvements	1,846	1,441	405

	$5,367	$4,068	$1,299

5.	Other assets

			2009

		Accumulated	Net book
	Cost	amortization	value

Other assets	$41	$—	$41

2009 ANNUAL REPORT     49

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
5.	Other assets (continued)
For the year ended November 30, 2009, research and development expenses include a charge of $1,377 related to research supplies that were produced in order to obtain stability data and to validate the production process as required by the U.S. Food and Drug Administration (“FDA”).

			2008
			(Restated – note 2A))

		Accumulated	Net book
	Cost	amortization	value

Intellectual property	$7,670	$7,670	$—
Research supplies	2,751	—	2,751
Other assets	66	—	66

	$10,487	$7,670	$2,817

In 2008, the Company conducted an impairment test on the intellectual property included in “Other assets” following a review of the development strategy by Management for new products. As a consequence, the Company wrote off the carrying amount of this intellectual property. The write-off of $4,571 is included in “Patents, amortization and impairment of other assets” in the consolidated statements of earnings.
6.	Capital stock

	2009	2008

Authorized in unlimited number and without par value:
Common shares
Preferred shares issuable in one or more series

Issued:
60,429,393 common shares (58,215,090 in 2008)	$279,169	$269,219

2009

Under the terms of the agreement with EMD Serono Inc. (“EMD Serono”), the Company issued 2,179,837 common shares for a cash consideration of $9,854 (see note 7).

In 2009, the Company received subscriptions in the amount of $96 for the issuance of 34,466 common shares in connection with its share purchase plan.

2008

On February 13, 2008, the Company completed a public offering for the sale and issue of 3,500,000 common shares for cash proceeds of $29,750. The issuance costs amounted to $1,938.

In 2008, the Company received subscriptions in the amount of $149 for the issuance of 64,291 common shares in connection with its share purchase plan.

All shares were issued for a cash consideration.
50     2009 ANNUAL REPORT

6.	Capital stock (continued)
A)	STOCK OPTION PLAN
The Company has established a stock option plan under which it can grant to its Directors, Officers, Employees, Researchers and Consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the date it is granted. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of 0 to 5 years. On November 30, 2009, 1,244,834 additional options could be granted by the Company.
Changes in the number of options outstanding during the past two fiscal years were as follows:

		Weighted average
		exercise price
	Options	per share

Options as at November 30, 2007	2,207,633	$6.32
Granted	111,000	7.98
Exercised	(119,666)	3.32
Cancelled	(37,167)	9.57

Options as at November 30, 2008	2,161,800	6.52
Granted	680,500	1.83
Cancelled and expired	(176,500)	8.34

Options as at November 30, 2009	2,665,800	$5.20

The following table provides stock option information as at November 30, 2009:

	Options outstanding			Exercisable options
		Weighted
		average	Weighted		Weighted
	Number of	remaining	average	Number of	average
	options	life	exercise	exercisable	exercise
Price range	outstanding	(years)	price	options	price

$1.20 - $2.00	1,291,508	7.57	$1.71	742,508	$1.63
2.01 - 2.75	141,459	4.85	2.59	141,459	2.59
2.76 - 3.75	70,000	6.51	3.37	43,333	3.64
4.61 - 6.00	25,000	3.53	5.43	25,000	5.43
6.01 - 9.00	591,333	5.76	8.18	526,977	8.16
9.01 - 13.50	495,000	3.76	10.72	441,662	10.68
13.51 - 15.30	51,500	1.28	15.15	51,500	15.15

	2,665,800	6.13	$5.20	1,972,439	$5.92

B)	STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS
The estimated fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Risk-free interest rate	1.83%	3.36%
Volatility	79.5%	70.4%
Average option life in years	6	6
Dividend yield	nil	nil

2009 ANNUAL REPORT     51

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
6.	Capital stock (continued)
B)	STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS (CONTINUED)
The risk-free interest rate is based on the implied yield on a Canadian Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected term of the option. The average life of the options is estimated considering the vesting period, the term of the option and the length of time similar grants have remained outstanding in the past. Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.
The following table summarizes the weighted average fair value of stock options granted during the years ended November 30, 2009 and 2008:

	Number	Weighted average
	of options	grant-date fair value

2009	680,500	$1.26
2008	111,000	$5.16

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.
C)	DILUTED LOSS PER SHARE
Diluted loss per share was not presented as the effect of options would have been anti-dilutive. All options outstanding at the end of the year could potentially dilute basic earnings per share in the future.
7.	Collaboration and Licensing Agreement
On October 28, 2008, the Company entered into a Collaboration and Licensing Agreement with EMD Serono, an affiliate of Merck KGaA, of Darmstadt, Germany, regarding the exclusive commercialization rights of tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy (the “Initial Product”). Theratechnologies retains all tesamorelin commercialization rights outside of the United States.

Under the terms of the agreement, the Company is responsible for the development of the Initial Product up to obtaining marketing approval in the United States. The Company is also responsible for product production and for the development of a new formulation of the Initial Product. EMD Serono is responsible for conducting product commercialization activities.

At the closing of the agreement, on December 15, 2008, the Company received US$30,000 (CAD$36,951) which, includes an initial payment of US$22,000 (CAD$27,097) and US$8,000 (CAD$9,854) as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 (CAD$4.52) per share. The Company may receive up to US$215,000, which amount includes the initial payment of US$22,000, the equity investment of US$8,000, as well as payments based on the achievement of certain development, regulatory and sales milestones. The Company will also be entitled to receive increasing royalties on annual net sales of tesamorelin in the United States, if applicable.

The initial payment of $27,097 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that may be received by the Company. For the year ended November 30, 2009, an amount of $6,560 related to this transaction was recognized as revenue. At November 30, 2009, the deferred revenues related to this transaction amounted to $20,537.
52     2009 ANNUAL REPORT

7.	Collaboration and Licensing Agreement (continued)
On August 12, 2009, the FDA accepted the New Drug Application (“NDA”) made by the Company for tesamorelin. Under the terms of the Company’s Collaboration and Licensing Agreement with EMD Serono, the acceptance of the tesamorelin NDA resulted in a milestone payment of US$10,000 (CAD$10,884). This milestone payment has been recorded in the third quarter of 2009.
The Company may conduct research and development for additional indications. Under the Collaboration and Licensing Agreement, EMD Serono will have the option to commercialize additional indications for tesamorelin in the United States. If it exercises this option, EMD Serono will pay half of the development costs related to such additional indications. In such cases, the Company will also have the right, subject to EMD Serono’s agreement, to participate in the promotion of the additional indications.
8.	Future income taxes
Details of the components of income taxes are as follows:

	2009	2008

Net loss before income taxes	$(15,058)	$(48,611)
Basic income tax rate	30.9%	31.0%

Computed income tax provision	(4,652)	(15,069)

Adjustments to income tax provision resulting from:
Impact of decrease in federal tax rates:
Decrease in value of future tax assets	—	5,910
Change in valuation allowance	—	(5,910)
Unrecorded potential tax benefit of current year losses and other deductions	4,029	17,201
Non-deductible items and others	623	(2,132)

	$—	$—

The tax incidence of temporary differences resulting in significant portions of future income tax assets is as follows:

	2009	2008

Future income tax assets:
Losses carried forward	$21,490	$16,045
Unused research and development expenses	29,380	26,591
Property and equipment	674	544
Share issue costs	776	1,174
Intellectual property and patent fees	12,307	16,248
Available deductions and other	4,187	4,183

	68,814	64,785

Less valuation allowance	(68,814)	(64,785)

Net future income tax asset	$—	$—

In estimating the realization of future income tax assets, Management considers whether a portion or all future tax assets are more likely than not to be realized. Realization of future tax assets is subject to the generation of future taxable income.
2009 ANNUAL REPORT     53

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
8.	Future income taxes (continued)
As at November 30, 2009, the Company had available the following deductions, losses and credits:

	Federal	Provincial

Research and development expenses, without time limitation	$103,346	$115,686

Losses carried forward, until:
2014	$9,603	$—
2015	275	—
2027	7,638	7,628
2028	46,316	46,271
2029	21,785	18,802

	$85,617	$72,701

Unused tax credits expiring in:

2023	$559
2024	1,597
2025	1,863
2026	2,178
2027	3,000
2028	3,328
2029	2,250

	$14,775

	Federal	Provincial

Share issue costs	$2,732	$2,732
Excess of tax value of intellectual property and patent fees over carrying value	45,735	45,718
Excess of tax value of property and equipment over carrying value	3,121	1,785

54     2009 ANNUAL REPORT

9.	Commitments
A)	RENTAL OF PREMISES
The Company rents premises under an operating lease (the “Lease”) expiring in April 2010. The Lease was renewed by the Company and the lessor during the 2009 financial year for a period of 11 years ending April 30, 2021. Under the terms of the Lease, the Company has also been granted two renewal options for periods of five years each. The minimum payments required under the terms of the Lease are as follows:

2010	$340
2011	55
2012	655
2013	655
2014	655
2015	273
Thereafter	3,943

$6,576

The Company has committed to pay the lessor for its share of some operating expenses of the leased premises. This amount has been set at $240 for the year beginning May 1, 2010 and will be increased by 2.5% annually for the duration of the Lease.
The lessor will provide the Company an amount of $728 to allow it to undertake leasehold improvements.
The Company has issued an irrevocable letter of credit in favour of the lessor in the amount of $323 which will be cancelled April 30, 2010 under the terms of the Lease renewal, along with a first rank movable mortgage in the amount of $1,150 covering all the Company’s tangible assets located in the rented premises. This mortgage, however, can be subordinated to those of lending institutions.

B)	LONG-TERM SUPPLY AGREEMENTS
During and after the year ended November 30, 2009, the Company entered into long-term procurement agreements with third-party suppliers in anticipation of the commercialization of tesamorelin. Some of these agreements stipulate an obligation to purchase minimum quantities of product, subject to certain conditions.

C)	CREDIT FACILITY
The Company has a credit facility available in the amount of $1,800, bearing interest at prime plus 0.5% and secured by bonds. Under the credit facility, the market value of investments held must always be equivalent to 150% of amounts drawn under the facility. If the market value falls below $7,000, the Company will provide the bank with a first rank movable hypothec of $1,850 on securities judged satisfactory by the bank.
As at November 30, 2009 and 2008, with the exception of the letter of credit mentioned in A) above, the credit facility available to the Company was not utilized.
2009 ANNUAL REPORT     55

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
10.	Licenses
In addition to the exclusively held products, the Company has certain exclusive licenses to market or commercialize intellectual property from research activities assigned to certain research institutions. Under these licenses, the Company is committed to pay royalties on the net sales of the products commercialized by the Company, or, if applicable, on the amounts received from sub-license, subject to the application of the clauses of such agreements.
11.	Supplemental information
A)	STATEMENT OF CASH FLOWS
The following transactions were conducted by the Company and did not impact cash flows:

	2009	2008
		(Restated – note 2A))

Additions to property and equipment included in accounts payable and accrued liabilities	$183	$48
Share issue costs included in accounts payable and accrued liabilities	—	8

B)	In 2009, the Company reclassified under net earnings an amount of $129 in realized gains on available-for-sale financial assets previously recorded in accumulated other comprehensive income.

In 2008, the Company reclassified under net earnings an amount of $572 in realized losses on available-for-sale financial assets previously recorded in accumulated other comprehensive income. The realized loss includes an impairment loss of $578 related to a decline in value that is other than temporary for stock options held in a publicly-traded company.

On November 30, 2009, the accumulated other comprehensive income was composed of unrealized gains on available-for-sale financial assets of $1,282 (gain of $372 on November 30, 2008).

C)	The Company received tax credits of $ 1,912 in 2009 ($1,746 in 2008).

D)	The following items were included in the determination of the Company’s net loss:

	2009	2008
		(Restated – note 2A))

Amortization of property and equipment	$612	$625
Amortization and impairment of other assets (note 5)	—	4,957
Stock-based compensation	899	859

56     2009 ANNUAL REPORT

12.	Capital disclosures
The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Company makes every attempt to manage its liquidity to minimize shareholder dilution.

To fund its activities, the Company has followed an approach that relies almost exclusively on the issuance of common equity, as well as proceeds and royalties from technologies following the closing of the transaction disclosed in note 7. Since inception, the Company has financed its liquidity needs primarily through public offerings of common shares and private placements. When possible, the Company tries to optimize its liquidity position by non-dilutive sources, including investment tax credits, grants, interest income as well as proceeds and royalties from technologies.

The Company’s policy is to maintain a minimum level of debt. The Company has a line of credit of $1,800 for its short-term financing needs. As at November 30, 2009, this line of credit has not been used, with the exception of the letter of credit mentioned in note 9A).

The capital management objectives remain the same as for the previous fiscal year.

At November 30, 2009, cash and bonds amounted to $63,362 and tax credits receivable amounted to $1,666, for a total of $65,028. The Company believes that its cash position will be sufficient to finance its operations and capital needs for the next year.

The Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any externally imposed capital requirements.
2009 ANNUAL REPORT     57

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
13.	Financial risk management
This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.
A)	CREDIT RISK
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in losses.
Financial instruments other than cash that potentially subject the Company to significant credit risk consist principally of bonds. The Company invests its available cash in fixed income instruments from governmental, paragovernmental and municipal bonds ($60,384 as at November 30, 2009) as well as from corporations with high credit ratings ($1,459 as at November 30, 2009). As at November 30, 2009, the Company was not exposed to any credit risk over the carrying amount of the bonds.
B)	LIQUIDITY RISK
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 12. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.
The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met.
The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates. Bonds mature during the following fiscal years: $10,036 in 2010, $15,446 in 2011, $19,716 in 2012, $13,791 in 2013 and $2,854 in 2014.
The following are the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease, as at November 30, 2009:

		Carrying	Less than	1 to	More than
	Total	amount	1 year	5 years	5 years

Accounts payable and accrued liabilities	$5,901	$5,901	$5,901	$—	$—
Operating lease	6,576	—	340	2,020	4,216

	$12,477	$5,901	$6,241	$2,020	$4,216

58     2009 ANNUAL REPORT

13.	Financial risk management (continued)
C)	FOREIGN CURRENCY RISK
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily revenues from royalties, technologies and other expenses for research and development incurred in US dollars, euros and pounds sterling (“GBP”). The Company does not use derivative financial instruments to reduce its foreign exchange exposure.
The Company manages foreign exchange risk by maintaining US cash on hand to support US forecasted cash outflows for a maximum 12-month period. The Company does not currently view its exposure to the euro and GBP as a significant foreign exchange risk due to the limited volume of transactions conducted by the Company in these currencies.
Exchange rate fluctuations for foreign currency transactions can cause cash flow as well as amounts recorded in the consolidated statement of earnings to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each balance sheet date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of earnings. Given the Company’s policy on the management of foreign currencies, a sudden change in foreign exchange rates would not impair or enhance its ability to pay its US dollar denominated obligations.
The following table provides significant items exposed to foreign exchange as at November 30, 2009:

			November 30, 2009

(in thousands of Canadian dollars)	US$	EURO	GBP

Cash	1,471	—	—
Accounts receivable	—	4	—
Accounts payable and accrued liabilities	(1,095)	—	(25)

Balance sheet’s elements exposed to foreign currency risk	376	4	(25)

The following exchange rates applied during the year ended November 30, 2009:

		Reporting
	Average rate	date rate
	November 30, 2009	November 30, 2009

US$ — CAD$	1.0594	1.0556
EUR — CAD$	1.5808	1.5852
GBP — CAD$	1.7597	1.7366
Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the Canadian dollar would have increased the net loss as follows, assuming that all other variables remained constant:

(in thousands of Canadian dollars)	US$	EURO	GBP

Increased in net loss	19	—	(1)

An assumed 5% weakening of the Canadian dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
2009 ANNUAL REPORT     59

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
13.	Financial risk management (continued)
D)	INTEREST RATE RISK
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Short-term bonds of the Company are invested at fixed interest rates and mature in the short-term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are available for sale, are generally held to maturity. The unrealized gains or losses on bonds are recorded in the accumulated other comprehensive income (loss).
Based on the value of the Company’s short and long-term bonds at November 30, 2009, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive loss by $620; an assumed increase in interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.
Cash bears interest at a variable rate. Accounts receivable, accounts payable and accrued liabilities bear no interest.
Based on the value of variable interest-bearing cash during the year ended November 30, 2009 ($5,800), an assumed 0.5% increase in interest rates during such period would have increased the future cash flow and decreased the net loss by $29; an assumed decrease of 0.5% would have had an equal but opposite effect.
14.	Financial instruments
A)	CARRYING VALUE AND FAIR VALUE
The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash, accounts receivable, as well as accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.
Bonds and investments in public companies are stated at estimated fair value, determined by inputs that are directly observable (Level 2 inputs).
B)	INTEREST INCOME AND EXPENSES
Interest income consists of interest earned on cash and bonds.
C)	LOSS ON EXCHANGE
General and administrative expenses include a loss on foreign exchange of $635 for the year ended November 30, 2009 (loss of $247 in 2008).
60     2009 ANNUAL REPORT

15.	Subsequent events
A)	SHAREHOLDER RIGHTS PLAN
On February 10, 2010, the Board of Directors of the Company adopted a shareholder rights plan (the “Plan”), effective as of such date. The Plan is designed to provide adequate time for the Board of Directors, and the shareholders, to assess an unsolicited takeover bid for Theratechnologies. In addition, the Plan provides the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares (the “Common Shares”). The Plan, if approved by the shareholders, will expire at the close of the Company’s annual meeting of shareholders in 2013.
The rights issued under the Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding Common Shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50% discount to the market price at the time.
Under the Plan, a Permitted Bid is a bid made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.
B)	GRANTING OF STOCK OPTIONS
On December 8, 2009, the Company granted 265,000 options at an exercise price of $3.84 per share and cancelled 19,167 options at a weighted exercise price of $2.38 per share in connection with its stock option plan.
16.	Comparative figures
Certain of the 2008 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2009.
2009 ANNUAL REPORT     61

MANAGEMENT
YVES ROSCONI, L. PHARM., MBA
President and Chief Executive Officer
LUC TANGUAY, M.SC., CFA
Senior Executive Vice President and Chief Financial Officer
MARIE-NOËL COLUSSI, CA
Vice President, Finance
CHANTAL DESROCHERS, B. PH., MBA
Vice President, Business Development and Commercialization
ANDREA GILPIN, PH.D., MBA
Vice President, Investor Relations and Communications
JOCELYN LAFOND, LL.B., LL.M.
Vice President, Legal Affairs, and Corporate Secretary
CHRISTIAN MARSOLAIS, PH.D.
Vice President, Clinical Research and Medical Affairs
MARTINE ORTEGA, PHARM. D.
Vice President, Compliance and Regulatory Affairs
PIERRE PERAZZELLI, B.SC.
Vice President, Pharmaceutical Development
KRISHNA PERI, PH.D.
Vice President, Research
CORPORATE
INFORMATION
LISTING: Toronto Stock Exchange
SYMBOL: TH
TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
1500 University Street
Suite 700
Montréal, Québec H3A 3S8
Telephone: 1 800 564-6253
www.computershare.com
AUDITORS
KPMG LLP
BANK
National Bank of Canada
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Thursday, March 25, 2010, at 10:00 a.m.
Centre Mont-Royal
2200 Mansfield Street
Montréal, Québec H3A 3R8
INVESTOR RELATIONS
Andrea Gilpin
Telephone: 514 336-7800, ext. 205
Email: communications@theratech.com
62     2009 ANNUAL REPORT

Design : Cabana Séguin inc.

2310 ALFRED-NOBEL BLVD MONTRÉAL, QUÉBEC, CANADA H4S 2B4 Telephone: 514 336-7800 Fax: 514 336-7242 www.theratech.com